United States Securities and Exchange Commission

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the half-year ended September 30, 2023

Commission File Number 000-27663

SIFY TECHNOLOGIES LIMITED

(Translation of registrant’s name into English)

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113, India

(91) 44-2254-0770

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20F ☑ Form 40 F ☐

Table of Contents

SIFY TECHNOLOGIES LIMITED

FORM 6-K

For the half-year ended September 30, 2023

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Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references in this report to “we,” “us,” the “Company,” “Sify” or “Satyam Infoway” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained registration certificates in India. All other trademarks or trade names used in this report are the property of their respective owners. In this Report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs,”, “₹.”, “rupees” or “Indian rupees” are to the legal currency of India . References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

For your convenience, this Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Report, all translations from Indian rupees to U.S. dollars contained in this Report have been based on the reference rate in the City of Mumbai on September 30, 2023 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI), which was ₹83.058 per $1.00.

Our financial statements are presented in Indian rupees and prepared in accordance with English version of International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. In this Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Information contained in our websites, including our corporate website, www.sifytechnologies.com, is not part of our Annual Report for the year ended March 31, 2023 or this Report.

Forward-looking Statements

In addition to historical information, this Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. For a discussion of some of the risks and important factors that could affect the Company’s future results and financial condition, please see the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Annual Report on Form 20-F for the fiscal year ended March 31, 2023, filed with the Securities and Exchange Commission (the “SEC”) on June 28, 2023.

The forward-looking statements contained herein are identified by the use of terms and phrases such as “anticipate”, believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases. Such forward-looking statements include, but are not limited to, statements concerning:

•	our expectations as to future revenue, margins, expenses and capital requirements;

•	our exposure to market risks, including the effect of foreign currency exchange rates and interest rates on our financial results;

•	the effect of the international economic slowdown on our business;

•	our ability to generate and manage growth and to manage our international operations;

•	projections that our cash and cash equivalents, along with cash generated from operations will be sufficient to meet certain of our obligations; and

•	the effect of future tax laws on our business.

You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this Report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition, you should carefully review the other information in this Report, our other periodic reports and other documents filed with the SEC from time to time. Our filings with the SEC are available on its website at www.sec.gov.

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

	Note	As at		As at September 30, 2023
		September 30, 2023 ₹	March 31, 2023* ₹	Convenience translation into US$ (In thousands)

ASSETS
Property, plant and equipment	4	28,193,454	22,306,077	339,443
Right of Use Assets	7A	6,198,619	5,689,423	74,630
Intangible assets	5	584,682	622,688	7,039
Other assets		2,556,411	4,540,098	30,779
Deferred contract costs		-	12,157	-
Other investments		1,189,175	1,044,020	14,317
Deferred tax assets		1,122,955	865,638	13,520
Total non-current assets		39,845,296	35,080,101	479,728

Inventories		2,894,901	1,941,923	34,854
Trade and other receivables, net	8A	16,878,888	14,615,606	203,218
Contract assets	8B	31,231	52,581	376
Deferred contract costs		238,771	127,566	2,875
Prepayments for current assets		1,072,102	741,129	12,908
Restricted cash	6	3,713,707	1,194,787	44,712
Cash and cash equivalents	6	3,856,138	3,650,446	46,427
Total current assets		28,685,738	22,324,038	345,370
Total assets		68,531,034	57,404,139	825,098

EQUITY AND LIABILITIES
Equity
Share capital		1,844,033	1,841,168	22,202
Other Equity		68,00,000	2,000,000	81,871
Share premium		19,711,499	19,685,143	237,322
Share based payment reserve		357,514	361,184	4,304
Other components of equity		71,338	53,094	859
Accumulated deficit		(6,770,047)	(6,794,901)	(81,510)
Equity attributable to equity holders of the Company		22,014,337	17,145,688	265,048

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

	Note	As at		As at September 30, 2023
		September 30, 2023 ₹	March 31, 2023* ₹	Convenience translation into US$ (In thousands)

Liabilities
Borrowings		16,962,550	13,817,634	204,225
Lease liabilities	7B	1,505,036	1,866,176	18,120
Employee benefits	9	151,404	129,903	1,823
Contract liabilities	8B	1,860,957	2,323,958	22,406
Other liabilities		54,933	55,877	661
Total non-current liabilities		20,534,880	18,193,548	247,235

Borrowings		5,875,630	5,710,355	70,741
Lease liabilities	7B	1,334,771	585,003	16,070
Bank overdraft	6	691,372	951,504	8,324
Trade and other payables		14,900,174	12,845,558	179,395
Contract liabilities	8B	3,179,870	1,972,483	38,285
Total current liabilities		25,981,817	22,064,903	312,815

Total liabilities		46,516,697	40,258,451	560,050

Total equity and liabilities		68,531,034	57,404,139	825,098

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

*	Derived from the audited consolidated financial statements

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Income

(In thousands of Rupees, except share data and as otherwise stated)

	Note	Quarter ended September 30,		Quarter ended September 30, 2023	Half year ended September 30,		Half year ended September 30, 2023
		2023 ₹	2022 ₹	Convenience translation into US$ (In thousands)	2023 ₹	2022 ₹	Convenience translation into US$ (In thousands)
Revenue	10	8,791,132	7,937,811	105,843	17,338,429	15,675,509	208,751
Cost of goods sold and services rendered	11	(5,509,243)	(4,988,449)	(66,330)	(10,880,450)	(9,898,770)	(130,998)
Other income		52,799	29,203	636	67,217	78,184	809
Selling, general and administrative expense		(1,762,648)	(1,440,632)	(21,222)	(3,215,003)	(2,713,953)	(38,708)
Depreciation and amortization	4,5&7A	(1,213,232)	(955,903)	(14,607)	(2,331,525)	(1,883,255)	(28,071)
Profit from operating activities		358,808	582,030	4,320	978,668	1,257,715	11,783
Finance income	13	138,650	1,920	1,669	163,819	65,151	1,972
Finance expenses	13	(444,865)	(363,861)	(5,356)	(941,417))	(707,882)	(11,334)
Net finance expense		(306,215)	(361,941)	(3,687)	(777,598)	(642,731)	(9,362)

Profit before tax		52,593	220,089	633	201,070	614,984	2,421
Income tax (expense)/ benefit		(37,590)	(108,374)	(452)	(91,200)	(232,298)	(1,098)
Profit for the period		15,003	111,715	181	109,870	382,686	1,323
Basic earnings per share	14	0.08	0.61	0.00	0.60	2.09	0.01
Diluted earnings per share	14	0.08	0.60	0.00	0.59	2.05	0.01

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income
(In thousands of Rupees, except share data and as otherwise stated)

		Quarter ended September 30		Quarter ended September 30, 2023	Half year ended September 30		Half year ended September 30, 2023
	Note	2023 ₹	2022 ₹	Convenience translation into US$ (In thousands)	2023 ₹	2022 ₹	Convenience translation into US$ (In thousands)

Profit for the period		15,003	111,715	181	109,870	382,686	1,323

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss
Remeasurement of defined benefit plans	9	16,402	(29,659)	197	11,751	(43,026)	141
Items that will be reclassified to profit or loss
Foreign currency translation differences of foreign operations		3,673	9,724	44	3,053	19,369	37
Other comprehensive income/(loss) for the period		20,075	(19,935)	241	14,804	(23,657)	178

Total comprehensive income for the period		35,078	91,780	422	124,674	359,029	1,501

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

(In thousands of Rupees, except share data and as otherwise stated)

For the half year ended September 30, 2023

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained Earnings/ (accumulated deficit)	Total	Non- controlling interest	Compulsorily Convertible Debentures	Total Equity
Balance at April 1, 2023	1,841,168	19,685,143	361,184	53,094	(6,794,901)	15,145,688	-	2,000,000	17,145,688

Total comprehensive income/ (loss) for the period	-	-	-	14,804	109,870	124,674	-		124,674

Transactions with owners, recorded directly in equity
Reclassification Compulsorily Convertible Debentures								4,800,000	4,800,000
Shares issued on exercise of ESOP	2,865	26,356	(3,670)	3,440	-	28,991	-		28,991
Coupon paid on Compulsory Convertible Debentures					(85,016)	(85,016)			(85,016)

Transaction costs related to equity	-	-	-	-	-	-	-		-
Transferred from share based payment reserve	-	-	-	-	-	-	-		-
Share-based payment transactions	-	-	-	-	-	-	-		-
Balance as at September 30, 2023	1,844,033	19,711,499	357,514	71,338	(6,770,047)	15,214,337	-	6,800,000	22,014,337

For year ended March 31, 2023

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Compulsorily Convertible Debentures	Total equity
Balance on April 1, 2022	1,840,238	19,676,167	349,123	77,299	(7,466,624)	14,476,203	-	-	14,476,203

Total comprehensive income for the year	-	-	-	(31,173)	674,522	643,349	-	-	643,349
Reclassification Compulsorily Convertible Debentures	-	-	-	-	-	-	-	2,000,000	2,000,000

Transactions with owners, recorded directly in equity

Shares issued on exercise of ESOP	930	8,976				9,906		-	9,906
Call money received						-		-	-
Transaction costs related to equity					(2,799)	(2,799)		-	(2,799)
Transferred from share based payment reserve on exercise of ESOP				6,968		6,968		-	6,968
ESOP Expenses			12,061			12,061		-	12,061
Balance on March 31, 2023	1,841,168	19,685,143	361,184	53,094	(6,794,901)	15,145,688	-	2,000,000	17,145,688

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In thousands of Rupees, except share data and as otherwise stated)

	Half year ended September 30		September 30, 2023
	2023 ₹	2022 ₹	Convenience translation into US$ (In thousands)
Cash flows from / (used in) operating activities
Profit for the period	109,870	382,686	1,323
Adjustments for:
Depreciation and amortization	2,331,525	1,883,255	28,071
Gain on sale of property, plant and equipment	(2,186)	(4,836)	(26)
Provision for doubtful receivables and advances	172,414	100,000	2,076
Stock compensation expense	5,330	8,241	64
Net finance expense / (income)	862,615	642,731	10,386
Unrealized (gain)/ loss on account of exchange differences	66,740	(13,166)	804
Amortisation of Leasehold Prepayments	1,390	-	17
Income tax expense	91,200	232,298	1,098
	3,638,898	3,231,209	43,813
Change in trade and other receivables	(3,523,791)	(1,309,410)	(42,426)
Change in inventories	(953,000)	(794,358)	(11,474)
Change in Contract Assets	21,350	(2,931)	257
Change in Contract Costs	(99,048)	212,877	(1,193)
Change in other assets	151,098	(352,577)	1,819
Change in trade and other payables	3,715,590	1,856,153	44,735
Change in employee benefits	39,041	(20,300)	470
Change in Contract Liabilities	744,386	710,298	8,962
Change in deferred Income	-	-	-
Cash from operating activities	3,734,524	3,530,961	44,963
Income taxes (paid)/refund received	(886,941)	(1,007,526)	(10,679)
Net cash from operating activities	2,847,583	2,523,435	34,284

Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(5,374,638)	(4,116,270)	(64,709)
Expenditure on intangible assets		(199,726)	-
Investments in corporate debt securities during the year	(140,600)	(387,141)	(1,693)
Amount paid for acquisition of right of use assets	(240,473)	(159,089)	(2,895)
Proceeds from sale of property, plant and equipment	2,276	4,736	27
Finance income received	86,079	27,151	1,036
Net cash used in investing activities	(5,667,356)	(4,830,339)	(68,234)

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In thousands of Rupees, except share data and as otherwise stated)

	Half year ended September 30		September 30, 2023
	2023 ₹	2022 ₹	Convenience translation into US$ (In thousands)
Cash flows from / (used in) financing activities
Proceeds from issue of shares (including share premium)	22,343	5,649	269
Proceeds from long-term borrowings	3,631,338	2,681,151	43,721
Proceeds from issue of Compulsorily convertible debentures	6,000,000		72,239
Repayment of long-term borrowings	(2,055,631)	(1,445,183)	(24,749)
Increase/(decrease) in short-term borrowings	(242,745)	(743,647)	(2,923)
Repayment of lease liabilities	(131,692)	(191,200)	(1,586)
Coupon paid on Compulsory Convertible Debentures	(85,016)		(1,024)
Finance expenses paid	(1,330,548)	(658,425)	(16,020)
Net cash used in financing activities	5,808,049	(351,655)	69,927

Net Increase/ (Decrease) in cash and cash equivalents	2,988,276	(2,658,559)	35,977
Cash and cash equivalents at April 1	3,893,729	4,202,018	46,880
Effect of exchange fluctuations on cash held	(3,531)	63	(42)
Cash and cash equivalents at period end	6,878,474	1,543,522	82,815
Supplementary information
Additions to property plant and equipment represented by finance lease obligations	-	-

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

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SIFY TECHNOLOGIES LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(In thousands of Rupees, except share, per share data and as stated otherwise)

1.	Reporting entity

Sify Technologies Limited (‘Sify’ or ‘the Company’) is a Company domiciled in India. The address of the Company’s registered office is 2nd Floor, TIDEL Park, 4, Rajiv Gandhi Salai, Taramani, Chennai – 600113, India. The Company and its subsidiaries Sify Technologies (Singapore) Pte. Limited, Sify Technologies North America Corporation, Sify Data and Managed Services Limited, Sify Infinit Spaces Limited, Sify Digital Services Limited Patel Auto Engineering Private Limited and SKVR Software Solutions Private Limited (are together referred to as the ‘Group’ and individually as ‘Group entities’). The Group offers converged ICT solutions comprising Network Services, Data Center Services and Digital Services which includes cloud and managed services, network managed services, technology integration services and applications integration services. Pursuant to business transfer effected from April 1, 2020 vide Business Transfer Agreement dated January 28, 2021, the operating segments of the company have been reclassified as Network Services, Data Center Services and Digital Services. The Company was incorporated on December 12, 1995 and is listed on the NASDAQ Capital Market. The financial statements are for the Group consisting of Sify Technologies Limited (the 'Company') and its subsidiaries.

2.	Basis of preparation

a.	Statement of compliance

The Unaudited Condensed Consolidated Interim Financial Statements of the Group have been prepared in accordance with International Financial Reporting Standard (IFRS), IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the fiscal year ended March 31, 2023.

These Unaudited Condensed Consolidated Interim Financial Statements have been approved for issue by the Board of Directors on November 18, 2023.

b.	Functional and presentation currency

Items included in the financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Indian rupee is the functional currency of Sify and its Indian Subsidiary. US dollar is the functional currency of Sify’s foreign subsidiaries located in the US and Singapore.

The Unaudited Condensed Consolidated Interim Financial Statements are presented in Indian Rupees which is the Group’s presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest thousand except where otherwise indicated.

Convenience translation: Solely for the convenience of the reader, the financial statements as of and for the quarter and half year ended September 30, 2023 have been translated into United States dollars (neither the presentation currency nor the functional currency of the Group) based on the reference rate in the City of Mumbai on September 30, 2023 for wire transfers in Indian rupees as published by the Reserve Bank of India which was ₹ 83.058 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on September 30, 2023 or at any other date.

c.	Use of estimates

The preparation of these Unaudited Condensed Consolidated Interim Financial Statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses during the period. Accounting estimates could change from period to period. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period of change and future periods, if the change affects both and, if material, their effects are disclosed in the notes to the financial statements.

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3.	Material accounting policies

The accounting policies applied by the Group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended March 31, 2023.

Basis of consolidation

The financial statements of the Group companies are consolidated on a line-by-line basis. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. These financial statements are prepared by applying uniform accounting policies in use at the Group.

Subsidiaries are entities controlled by the Company. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Thus, the Company controls an investee if and only if the Company has all the following :

(a) power over the investee;

(b) exposure, or rights, to variable returns from its involvement with the investee; and

(c) the ability to use its power over the investee to affect the amount of the Company’s returns.

Generally, there is a presumption that majority of voting rights results in control. To support this presumption and when the Group has less than a majority of voting of similar rights of an investee, the group considers all relevant facts and circumstances in assessing whether it has power over an investee.

The financial statements of subsidiaries are consolidated from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by the Group.

Recent accounting pronouncements not yet adopted by the Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after April 1, 2024 or later periods. Those which are considered to be relevant to the Company’s operations are set out below.

Amendments to IAS 1

On October 31, 2022, the IASB issued 'Non-current Liabilities with Covenants (Amendments to IAS 1)'. The amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require a company to disclose information about these covenants in the notes to the financial statements. The amendments are effective for reporting periods beginning on or after January 1, 2024, with earlier application permitted.

The adoption of these amendments to IAS 1 is not expected to have any material impact on the consolidated financial statements.

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Amendments to IFRS 16

On September 22, 2022, the IASB issued ‘Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)’ amendments specifying the requirements that to be used by a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendment is intended to improve the requirements for sale and leaseback transactions in IFRS 16 and will not change the accounting for leases unrelated to sale and leaseback transactions. These amendments are effective for annual reporting periods beginning on or after January 1, 2024, and are to be applied retrospectively, with earlier application permitted.

The adoption of amendments to IFRS 16 is not expected to have any material impact on the consolidated financial statements.

Amendments to IAS 7 and IFRS 7

On May 25, 2023 International Accounting Standards Board (IASB) has issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosure which requires entities to disclose information that enables users of financial statement to assess how supplier finance arrangements affect its liabilities and cash flows and to understand the effect of supplier finance arrangements on an entity’s exposure to liquidity risk and how the entity might be affected if the arrangements were no longer available to it.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2024, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 21

On August 15, 2023, International Accounting Standards Board (IASB) has issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates, Lack of Exchangeability that will require companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. These amendments specify when a currency is exchangeable into another currency and when it is not and specify how an entity determines the exchange rate to apply when a currency is not exchangeable.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2025, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

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4.	Property, plant and equipment

The following table presents the changes in property, plant and equipment during the half year ended September 30, 2023

	Cost				Accumulated depreciation
Particulars	As of April 1, 2023	Additions	Deletions	As of Sep 30, 2023	As of April 1, 2023	Depreciations for the year	Deletions	As of Sep 30, 2023	Carrying amount as of Sep 30, 2023
Freehold Land	206,867	684,000	-	890,867	-	-	-	-	8,90,867
Building	6,238,669	222,955	-	6,461,624	1,964,842	566,478	-	2,531,320	39,30,304
Plant and machinery	21,303,005	1,163,652	8,082	22,458,575	12,393,855	983,472	7,993	13,369,334	90,89,241
Computer equipment	2,037,261	99,358	-	2,136,619	1,780,677	78,083	-	1,858,760	2,77,859
Office equipment	2,106,995	19,749	542	2,126,202	1,180,336	141,235	542	1,321,029	8,05,173
Furniture and fittings	4,590,427	295	38	4,590,684	2,161,696	336	38	2,161,994	24,28,690
Vehicles	9,721	-	4	9,717	9,697	-	4	9,693	24
Total	36,492,945	2,190,009	8,666	38,674,288	19,491,103	1,769,604	8,577	21,252,130	1,74,22,158
Add: Construction in progress	5,304,235	5,467,061		10,771,296					10,771,296
Total	41,797,180	7,657,070	8,666	49,445,584	19,491,103	1,769,604	8,577	21,252,130	2,81,93,454

 The following table presents the changes in property, plant and equipment during the year ended March 31, 2023

	Cost				Accumulated depreciation
Particulars	As of April 1, 2022	Additions	Deletions	As of Mar 31, 2023	As of April 1, 2022	Depreciation for the year	Deletions	As of Mar 31, 2023	Carrying amount as of March 31, 2023

Freehold Land	147,176	59,691	-	206,867	-	-	-	-	206,867
Building	4,944,478	1,304,500	10,309	6,238,669	1,058,496	916,646	10,300	1,964,842	4,273,827
Plant and machinery	17,512,223	3,839,433	48,651	21,303,005	10,842,235	1,600,493	48,873	12,393,855	8,909,150
Computer equipment	1,863,469	191,867	18,075	2,037,261	1,630,581	167,923	17,827	1,780,677	256,584
Office equipment	1,695,295	411,700	-	2,106,995	909,833	270,508	5	1,180,336	926,659
Furniture and fittings	4,589,404	1,500	477	4,590,427	2,161,280	901	485	2,161,696	2,428,731
Vehicles	9,721	-	-	9,721	9,697			9,697	24
Total	30,761,766	5,808,691	77,512	36,492,945	16,612,122	2,956,471	77,490	19,491,103	17,001,842
Add: Construction in progress									5,304,235
Total	30,761,766	5,808,691	77,512	36,492,945	16,612,122	2,956,471	77,490	19,491,103	22,306,077

5.	Intangible assets

Intangible assets comprise the following:

	September 30, 2023	March 31, 2023
Other intangible assets	584,682	622,688
	584,682	622,688

Other intangibles

The following table presents the changes in intangible assets during the half year ended September 30, 2023 and year ended March 31, 2023.

	Bandwidth Capacity	Software	License fees	Total

(A) Cost
Balance as of April 01, 2021	736,388	1,578,234	78,000	2,392,622
Acquisitions during the year	-	325,471	-	325,471
Disposals during the year	-	-	-	-
Balance as of March 31, 2022	736,388	1,903,704	78,000	2,718,093
Acquisitions during the year	36,900	383,476	-	420,376
Disposals during the year	-	-	-	-
Balance as of March 31, 2023	773,288	2,287,180	78,000	3,138,468
Acquisitions during the year	-	193,216	-	193,216
Disposals during the year	-	-	-	-
Balance as of September 30, 2023	773,288	2,480,396	78,000	3,331,684

(B) Amortization
Balance as of April 01, 2021	512,695	1,159,647	40,289	1,712,631
Amortization for the year	74,483	293,299	3,150	370,932
Impairment loss on intangibles
Balance as of March 31, 2022	587,178	1,452,946	43,439	2,083,363
Amortization for the year	95,319	333,935	3,163	432,417
Impairment loss on intangibles
Balance as of March 31, 2023	682,497	1,786,681	46,602	2,515,780
Amortization for the year	44,612	185,035	1,575	231,222
Impairment loss on intangibles
Balance as of September 30, 2023	727,109	1,971,716	48,177	2,747,002

(C) Carrying amounts
As of April 01, 2021	223,693	418,587	37,711	679,991
As of March 31, 2022	149,210	450,958	34,561	634,730
As of March 31, 2023	90,791	500,499	31,398	622,688
As of September 30, 2023	46,179	508,680	29,823	584,682

Intangible assets that were fully impaired/amortized were removed from the block.

Capital commitments

The Company had not committed to spend any amount under agreements to purchase intangible assets during the half year ended Sept 30, 2023 and year ended March 2023.

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6.	Cash and cash equivalents

Cash and cash equivalents as at September 30, 2023 amounted to ₹ 7,569,845 (March 31, 2023 : ₹ 4,845,233). This includes restricted cash of ₹ 3,713,707 as at September 30, 2023 (March 31, 2023: ₹ 1,194,787), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.

Non current	September 30, 2023	March 31, 2023	September 30, 2022	March 31, 2022
Against future performance obligation	-	-	-	-
Current
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	3,713,707	1,194,787	1,329,691	792,035
(a) restricted cash	3,713,707	1,194,787	1,329,691	792,035
(b) Non restricted cash Current
Cash and bank balances	3,856,138	3,650,446	1,445,726	3,781,978

Total cash (a+b)	7,569,845	4,845,233	2,775,417	4,574,013
Bank overdraft used for cash management purposes	(691,372)	(951,504)	(1,231,895)	(371,995)
Less: Non current restricted cash	-	-	-	-
Cash and cash equivalents for the statement of cash flows	6,878,473	3,893,729	1,543,522	4,202,018

7A.	Right of Use Assets

Following are the changes in the carrying value of Right of use assets for the half year ended September 30, 2023:

Particulars		Category of ROU asset
	Land	Building	P&M	IRU	Total
Balance as of April 1, 2023	2,850,345	1,927,648	349,874	561,556	5,689,423
Additions	101,075	610,100	-	139,368	850,543
Deletions	-	(10,587)	-	-	(10,587)
Depreciation	(17,996)	(203,540)	(64,910)	(44,314)	(330,760)
Translation difference
Balance as of September 30, 2023	2,933,424	2,323,621	284,964	656,610	6,198,619

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Following are the changes in the carrying value of right of use assets for the year ended March 31, 2023:

Particulars		Category of ROU asset
	Land	Building	P&M	IRU	Total
Balance as of April 1, 2022	1,783,510	1,594,112	480,501	554,591	4,412,714
Additions	1,085,331	681,500	7,468	85,387	1,859,686
Adjustments	-	-	-	-	-
Depreciation	(18,496)	(347,964)	(138,095)	(78,422)	(582,977)
Balance as of March 31, 2023	2,850,345	1,927,648	349,874	561,556	5,689,423

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2022:

Particulars		Category of ROU asset
	Land	Building	P&M	IRU	Total
Balance as of April 1, 2021	1,807,260	1,716,152	486,056	530,134	4,539,602
Additions	-	204,110	133,200	106,122	443,432
Deletions		(10,399)			(10,399)
Depreciation	(23,750)	(314,359)	(138,755)	(83,254)	(560,118)
Translation difference		(1,392)		1,589	197
Balance as of March 31, 2022	1,783,510	1,594,112	480,501	554,591	4,412,714

7B. Lease liability

Following is the breakup of Current and Non-current lease liabilities for the half year ended September 30, 2023 and year ended March 31, 2023.

Particulars	September 30, 2023	March 31, 2023
Current lease liabilities	1,334,771	585,003
Non-current lease liabilities	1,505,036	1,866,176
Total	2,839,807	2,451,179

The following is the movement in lease liabilities during the half year ended September 30, 2023 and year ended March 31, 2023.

Particulars	September 30, 2023	March 31, 2023
Balance as of April 1,	2,451,179	2,207,403
Additions	593,477	596,842
Finance cost accrued during the period	112,783	278,697
Deletions	(19,523)	-
Payment of lease liabilities	(294,800)	(640,714)
Fair value adjustment		4,575
Translation difference	(3,309)	4,376
Balance as on end of period	2,839,807	2,451,179

The weighted average incremental borrowing rate applied to lease liabilities as at April 1, 2023 is 9.5%p.a.

The table below provides details regarding the contractual maturities of lease liabilities on undiscounted basis as of September 30, 2023 and as of March 31, 2023

Particulars	September 30, 2023	March 31, 2023
Less than one year	600,205	585,790
One to five years	1,552,169	1,343,804
More than five years	4,183,056	3,773,736
Total	6,335,430	5,703,330

Rental expenses recorded on short-term leases amounts to Rs.54,854.

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8A. Trade and other receivables

Trade and other receivables comprise:

	September 30, 2023	March 31, 2023
(i) Trade receivables, net	12,437,958	11,345,542
(ii) Other receivables including deposits	4,440,930	3,270,064
	16,878,888	14,615,606

Trade receivables consist of:

	September 30, 2023	March 31, 2023
Other trade receivables	12,965,590	11,825,945
	12,965,590	11,825,945
Less: Allowance for doubtful receivables	(527,632)	(480,403)
Balance at the end of half year/year	12,437,958	11,345,542

The activity in the allowance for doubtful accounts receivable is given below:

	September 30, 2023	March 31, 2023
Balance at the beginning of the period	480,403	480,542
Add : Additional provision, net	172,414	371,890
Less : Bad debts written off	(125,185)	(372,029)
Balance at the end of half year/year	527,632	480,403
Financial assets included in other receivables	127,827	100,681

8B. Contract Balances

The following table provides information about receivables, contract assets and contract liabilities from the contracts with the customers

Particulars	September 2023		March 2023
Trade Receivables		12,437,959		11,345,542
Contract Assets – Unbilled Revenue		31,231		52,581
Contract liabilities – Deferred Income
Current contract liabilities	3,179,870		1,972,483
Non current contract liabilities	1,860,957		2,323,958
Total Contract liabilities – Deferred Income		5,040,827		4,296,441

The following table provides the movement in contract assets (unbilled revenue) for the half year ended September 30, 2023 and March 31, 2023:

Particulars	September 30, 2023	March 31, 2023
Opening Balance	51,281	51,283
Add: Revenue recognized during the period / year	14,453	51,111
Less: Invoiced during the period / year	(36,330)	(51,312)
Add: Translation gain or (loss)	1,827	1,499
Closing Balance	31,231	52,581

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8C. Contract Cost and Amortisation

Costs to fulfil customer contracts are deferred and amortized over the contract period. For the half year ended September 30, 2023 the Group has capitalised Rs. 10,179 and amortised Rs. 19,578 There was no impairment loss in relation to the capitalised cost.

Incremental costs of obtaining a contract are recognised as assets and amortized over the contract period. The Group recognises incremental cost of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less.

9.	Employee benefits

	September 30, 2023	March 31, 2023
Gratuity payable	29,263	27,733
Compensated absences	122,141	102,170
	151,404	129,903

Gratuity cost

The components of gratuity cost recognized in the income statement for the quarter and half year ended September 30, 2023 and 2022 consists of the following:

	Quarter ended September 30, 2023	Quarter ended September 30, 2022	Half year ended September 30, 2023	Half year ended September 30, 2022

Service cost	14,411	11,774	29,259	23,034
Interest cost	5,444	3,433	10,734	6,777
Interest income	(4,946)	(2,198)	(9,754)	(4,339)
Net gratuity costs recognized in statement of income	14,909	13,009	30,239	25,472

The following table set out the status of the gratuity plan:

Change in defined benefit obligation	September 30, 2023	March 31, 2023
Projected benefit obligation at the beginning of half year/ year	298,903	216,006
Service cost	29,259	47,050
Interest cost	10,734	13,926
Remeasurements - Actuarial (gain) / loss	16,238	47,703
Benefits paid	(10,190)	(25,782)
Projected benefit obligation at the end of half year/ year	344,944	298,903

Change in plan assets	September 30, 2023	March 31, 2023
Fair value of plan assets at the beginning of the period / year	271,170	138,180
Interest income	9,754	8,788
Remeasurements – return on plan assets excluding amounts included in interest income	4,488	157,682
Employer contributions	40,000	(25,342)
Benefits paid	(10,190)	(8,138)
Fair value of plan assets at the end of the period / year	315,222	271,170

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Actuarial Assumptions at reporting date:

	As at September 30, 2023	As at March 31, 2023
Discount rate	7.25% P.a	7.30% p.a.
Long-term rate of compensation increase	8%	5.00% p.a.
Average future working life time	22.28 years	21.68 years

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.

Remeasurement of defined benefit plans recognised in other comprehensive income

The amount gains and losses on remeasurement of defined benefit plans recognized directly in other comprehensive income for the half year ended September 30, 2023 and 2022 are as follows:

	Half year ended September 30, 2023	Half year ended September 30, 2022
Gain or (loss) on remeasurement of defined benefit plans	11,751	43,026
	11,751	43,026

Historical information

	Half year ended September 30, 2023	Half year ended September 30, 2022
Experience adjustments - (loss)/gain	15,470	25,532
Impact of change in assumptions on plan liabilities - (loss)/gain	-	-
Demographic assumptions	-	4,992
Return on plan assets , excluding amount recognised in net interest expense	(4,488)	3,200
Change in financial assumptions	769	9,302
	11,751	43,026

10.	Revenue

	Quarter ended		Half year ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Rendering of services
Service revenue	7,929,668	7,769,845	15,844,309	15,230,456
Installation service revenue	565,857	40,928	786,210	(59,609)
	8,495,525	7,810,773	16,630,519	15,170,847
Sale of products	295,607	127,038	707,910	504,662
Total	8,791,132	7,937,811	17,338,429	15,675,509

Note :1 Revenue disaggregation as per business segment and geography has been included in segment information (See Note 15).

Note :2 Performance obligations and remaining performance obligations

The Group has applied the practical expedient provided in the standard and accordingly not disclosed the remaining performance obligation relating to the contract where the performance obligation is part of a contract that has an original expected duration of one year or less and has also not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date.

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The following table provides revenue expected to be recognised in the future related to performance obligation that are unsatisfied (or partially satisfied) at the reporting date.

To be recognised	Rs.
Within one year	846,902
One to three years	1,280,581
Three years or more	490,475

11. Cost of goods sold and services rendered

Cost of goods sold and services rendered information is presented before any depreciation or amortization that is direct and attributable to revenue sources. The Group’s asset base deployed in the business is not easily split into a component that is directly attributable to a business and a component that is common / indirect to all the businesses. Since a gross profit number without depreciation and amortization does not necessarily meet the objective of such a disclosure, the Group has not disclosed gross profit numbers but disclosed all expenses, direct and indirect, in a homogenous group leading directly from revenue to operating income.

12. Personnel expenses

	Quarter ended		Half year ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Salaries and wages	1,255,928	1,065,598	2,331,228	2,020,855
Contribution to provident fund and other funds	118,356	65,930	183,056	124,494
Staff welfare expenses	19,916	11,480	37,316	22,046
Employee Stock compensation expense	2,630	3,994	5,330	8,241
	1,396,830	1,147,002	2,556,930	2,175,636

Attributable to Cost of goods sold and services rendered	834,109	595,672	1,572,184	1,152,338
Attributable to selling, general and administrative expenses	562,721	551,330	984,786	1,023,298

13. Financial income and expense

	Quarter ended		Half year ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Interest income on bank deposits	69,141	15,004	87,958	33,207
Others	69,509	(13,084)	75,861	31,944
Finance income	138,650	1,920	163,819	65,151
Interest expense on financial lease liabilities	60,483	46,331	112,783	91,395
Bank charges	30,124	31,491	75,324	68,112
Other interest	354,258	286,039	753,310	548,375
Finance expense	(444,865)	(363,861)	(941,417)	(707,882)
Net finance expense recognised in profit or loss	(306,215)	(361,941)	(777,598)	(642,731)

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14. Earnings per share

The calculation of earnings per share for the quarter and half year ended September 30, 2023 and September 30, 2022 is based on the earnings attributable to ordinary shareholders:

	Quarter ended		Half year ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Net profit – as reported (in’000)	15,003	111,715	109,870	382,686

Weighted average number of shares – Basic (No’s)	182,901,527	182,779,182	182,901,527	182,779,182
Basic earnings per share	0.08	0.61	0.60	2.09

Weighted average number of shares – Diluted (No’s)	185,414,826	186,264,906	185,414,826	186,264,906
Diluted earnings per share	0.08	0.60	0.59	2.05

15. Segment reporting

The operating segments of the Group are as under:

Network services - The Network services consist of network services addressing the domestic connectivity needs of Indian enterprises and international inward and outward connectivity needs of International Enterprises. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets, and remote access applications to both small and large corporate customers. The Group provides MPLS-enabled IP VPN’s through entire network. The Group also provides last mile connectivity to customers.

The cable landing station and investment in submarine cable consortium are other assets extended to international partners for international inward and outward connectivity needs. The cable landing station currently lands 2 major submarine cables; namely Gulf Bridge International (GBI) and Middle East North Africa cable (MENA)

Data Center services:  The Group operates 11 Concurrently Maintainable Data Centers, of which six are located in Mumbai (Bombay), one each at Noida (Delhi), Chennai (Madras), Bengaluru, Kolkata and Hyderabad to host mission-critical applications. The Group offers co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. It also offers a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration under this business line.

Digital services:

The Group offers following services under Digital Services segment:

On-demand hosting (cloud) services offer end-customers with the solutions to Enterprises. On-demand cloud services giving companies the option to “pay as you go” basis.

Remote and Onsite Infrastructure Management services which provide management and support of customer operating systems, applications, and database layers.

Network Operations Center (NOC) services, managed SDWAN and managed Wi-Fi solutions.

Data Centre Build, Network Integration, Information security and End User computing.

Web-applications which include sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems.

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Online portals, such as www.sify.com with content on technology and food (Sify Bawarchi). The Group also offers value-added services to organizations such as website design, development, content management, digital certification services, Online assessment tools, search engine optimization, including domain name management, secure socket layer (SSL) certificate for websites, and server space in required operating system and database. It provides messaging and collaboration services and solutions such as e-mail servers, LAN mail solutions, anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data and access security over the Internet, Infrastructure-based services on demand, including on-line testing engine and network management. On-line testing services include test management software, required servers and proctored examination facilities at Sify’s franchisee points. On-line exam engine offered allows a secure and flexible way of conducting examinations involving a wide range of question patterns.

The Chief Operating Decision Maker (“CODM”), i.e., The Board of Directors and the senior management, evaluate the Group’s performance and allocate resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market served. The measure of profit / loss reviewed by the CODM is “Earnings/loss before interest, taxes, depreciation and amortization” also referred to as “segment operating income / loss”. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment.

Bandwidth costs, which form a significant part of the total expenses, is allocated to Network Services. Manpower costs of Technology resources rendering services to support Infrastructure operations, Managed services and Application services, are identified to respective operating segments specifically. The Group believes that the resulting allocations are reasonable.

Certain expenses, such as depreciation, technology infrastructure and administrative overheads, which form a significant component of total expenses, are not allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as “unallocated” and adjusted only against the total income of the Group.

The Group’s operating segment information for the quarter ended September 30, 2023 and 2022 and half year ended September 30, 2023 and 2022, are presented below:

Quarter ended September 30, 2023

	Network Services	Data center Services	Digital Services	Total
External revenue	3,571,439	2,716,965	2,502,728	8,791,132
Intersegment revenues	-	21,938	54,991	76,929
Total Revenue	3,571,439	2,738,903	2,557,719	8,868,061
Operating expenses	(3,096,500)	(1,587,907)	(2,566,079)	(7,250,486)
Intersegment Expenses	(62,575)	-	(14,354)	(76,929)
Segment operating income	412,364	1,150,996	(22,714)	1,540,646
Unallocated expenses:
Unallocable Expenses (Support Service Unit Costs)				(51,677)
Foreign exchange gain / (loss)				4,300
Depreciation and amortization				(1,213,232)
Other income				48,499
Finance income				138,650
Finance expenses				(414,593)
Profit before tax				52,593
Income tax (expense)/benefit				(37,590)
Profit for the period				15,003

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Half year ended September 30, 2023

	Network Services	Data center Services	Digital Services	Total
External revenue	6,998,523	5,420,584	4,919,322	17,338,429
Intersegment revenues	-	43,876	110,730	154,606
Total Revenue	6,998,523	5,464,460	5,030,052	17,493,035
Operating expenses	(5,968,991)	(3,133,717)	(4,970,457)	(14,073,165)
Intersegment Expenses	(125,897)	-	(28,709)	(154,606)
Segment operating income	903,635	2,330,743	30,886	3,265,264
Unallocated expenses:
Unallocable Expenses (Support Service Unit Costs)				(97,565)
Foreign exchange gain / (loss)				(55,904)
Depreciation and amortization				(2,331,525)
Other income				123,121
Finance income				163,819
Finance expenses				(866,140)
Profit before tax				201,070
Income tax (expense)/benefit				(91,200)
Profit for the period				109,870

Quarter ended September 30, 2022

	Network Services	Data center Services	Digital Services	Total
External revenue	3,387,232	2,546,523	2,004,056	7,937,811
Intersegment revenues	-	21,938	54,670	76,608
Total Revenue	3,387,232	2,568,461	2,058,726	8,014,419
Operating expenses	(2,792,129)	(1,565,320)	(2,034,383)	(6,391,832)
Intersegment Expenses	(62,254)	-	(14,354)	(76,608)
Segment operating income	532,849	1,003,141	9,989	1,545,979
Unallocated expenses:
Unallocable Expenses (Support Service Unit Costs)				(37,249)
Depreciation and amortization				(955,903)
Other income				29,203
Finance income				1,920
Finance expenses				(363,861)
Profit before tax				220,089
Income tax (expense)/benefit				(108,374)
Profit for the period				111,715

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Half year ended September 30, 2022

	Network Services	Data center Services	Digital Services	Total
External revenue	6,470,500	5,162,598	4,042,411	15,675,509
Intersegment revenues	-	43,876	109,341	153,217
Total Revenue	6,470,500	5,206,474	4,151,752	15,828,726
Operating expenses	(5,325,611)	(3,188,347)	(4,026,466)	(12,540,424)
Intersegment Expenses	(124,508)	-	(28,709)	(153,217)
Segment operating income	1,020,381	2,018,127	96,577	3,135,085
Unallocated expenses:
Unallocable Expenses (Support Service Unit Costs)				(72,299)
Depreciation and amortization				(1,883,255)
Other income				78,184
Finance income				65,151
Finance expenses				(707,882)
Profit before tax				614,984
Income tax (expense)/benefit				(232,298)
Profit for the period				382,686

16.	Capital commitments

Contracts pending to be executed on capital account as at September 30, 2023 amounting to ₹ 9,020,163 (March 31, 2023: ₹ 10,678,787).

17.	Legal proceedings

a)	Proceedings before Department of Telecommunications

Demand of License fee on Non-Telecom Revenue:

DoT issued a demand notice on 22.08.2023 to the company demanding license fee on the Non-Telecom Revenue against which the Company filed petitions before Hon’ble Madras High Court and obtained Order of Status Quo and also submitted representations to DoT to withdraw the demands pursuant to the Orders passed by Hon’ble TDSAT and Supreme Court in similar petitions. These demands were made while the petitions are pending since 2013 for adjudication before the Hon’ble High Court of Madras. Meanwhile it was understood that DOT had disallowed the allowable deductions applicable for pass through charges for non-submission of certificate from Statutory Auditors as per the new template issued by DOT. However, the said certificate required by DOT in new template submitted by the company and deduction was allowed.

TDSAT vide its Order dated 28.02.2022 quashed the demands made by DOT seeking license fee, interest on license fee, penalty & interest on penalty on the revenue accruing from other business revenue (Non-Telecom) other than the licensed based activities.  The Said Order was passed in favor of one of the Service Provider having similar line of business of Sify. Meanwhile DoT withdrew the demands against Public Sector undertakings having similar licenses and filed affidavit before Hon’ble Supreme Court.

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The Company has fully paid the license fee on the telecom revenue in terms of the licenses issued by DoT and challenged the demands made by DOT on the revenue arising from other Business activities (Non Licensed businesses). The petitions are pending for adjudication before Madras High Court.

It is important to note that Supreme Court had by its Order dated 10.06.2020, accepted the stand of the DOT that the licenses of PSUs are different and the judgement of 24.10.2019 could not be made the basis for raising demands against PSUs as they are not in the actual business of providing Mobile Services to the General Public. Sify also has licenses similar to PSU. TDSAT also held that there is no scope to differentiate between 2 sets of licensees (PSU & Others) having same or similar licenses only on the basis of ownership, private or public. The statutory rights and liabilities must remain the same for both the classes in so far as they arise from the licenses/agreements under consideration.

 DOT had issued separate licenses to Sify Technologies Ltd (Sify) for providing Internet, National Long Distance & International Long Distance services. The license fee was payable to the DOT on the Adjusted Gross Revenue (AGR) as per the terms of each license.  Sify has been regularly paying license fee on the revenue arising out of services as per the license conditions.

In the year 2013, DOT had raised demands on  service providers providing Internet, NLD, ILD services etc. demanding license fee on the revenue made by the service providers from other business income such as Data Center, Cloud, application services, power, gas, etc. DOT contended that all the income of the company irrespective of the business was required to be considered as part of 'income' for the purpose of calculation of the license fee. The company filed a Writ Petition before the Hon’ble Madras High Court challenging the demand made by DOT on the Income accruing from other business units and the demands have been stayed by the Court. The case is pending for final hearing.

The Service providers which had different license conditions for ISP, NLD & ILD and having revenue from other business units approached the Hon’ble Supreme Court stating that Hon’ble Supreme Court judgement dated 24.10.2019 on the access Telecom Service Providers is not applicable to other services providers as license conditions were different from the Access Telecom Service Providers.  The Hon’ble Supreme Court observed that if the license conditions of Other Service Providers including ISP, NLD & ILD are different from the license conditions of the Mobile Service providers (Access Providers), then the other service providers should adjudicate the license fee issue before the appropriate forum. Meanwhile DOT withdrew the demands against Public Sector Undertaking on account of different license conditions.

The Company which had approached Hon’ble  High Court of Madras in 2013 by filing a writ petition prohibiting Department of Telecommunications (DOT) from levying a license fee on non-licensed activities obtained stay of the demands. The Hon’ble Court restrained DOT from recovering the license fee in respect of non- telecom activities and the case is pending for hearing.

The Company believes that it has adequate legal defense against the demand raised by DOT and that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position and result of operations. ISPAI, association representing the internet service providers including the company issued a letter to DOT stating that the Hon’ble Supreme Court judgement dated 24.10.2019 is not applicable to Internet Service Providers and the license conditions are different. The  Company which had  received notices for earlier years from DoT claiming license fee on the total Income (including income from Non Licensed activities) has already responded to these notices stating that license fees are not payable on income from non-licensed activities.

It is important to point out that DOT in its written submission made before the Hon’ble Supreme Court  had clearly mentioned that non telecom revenue would stand excluded from the purview of the gross revenue . In 2017, the Hon’ble Tripura High Court held that Service Providers are not liable to pay license fee on the income accruing from other businesses.

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License fee on Pure Internet:

DoT has issued a notification calling upon all the licensees to pay license fee on pure internet services effective from 01.04.2022 and since then Sify has been paying the license fee on the Pure Internet on account of level playing filed.

Originally DoT migrated the licenses of few service providers, whole licenses expired in 2013 to UL regime and demanded license fee on pure Internet only from those migrated service providers without providing level playing field on pure internet services. However, the Company through Internet Service Providers Association of India (ISPAI) challenged the said condition before TDSAT. TDSAT set aside the demand made by the DOT and passed the order in favor of the ISP. DoT has challenged the Order of the TDSAT and the appeal is pending before Supreme Court. The Company has appropriately accounted for any adverse effect that may arise in this regard in the books of account. However TDSAT  by its order dated 18.10.2019 held that license fee is not chargeable on the Internet Service Providers. DoT has filed appeal before Supreme Court and the appeal is pending for final hearing. However the company has started paying AGR on pure internet effective from 01.04.2022 pursuant to the notification issued by DOT.

Online Exam case:

The Company is conducting Online examination for more than a decade using its platform (I-Test) and delivered large volume online examinations for several reputed clients including Staff Selection Commission (customer), and is certified on quality and security for CMMI Level 5 and CERT-in. After technical evaluation, the company was awarded a contract dated 12.04.2016 for a period of 2 years and accordingly Sify had successfully conducted 15 such Pan India online examination under the supervision of customer for more than 20 million applied candidates with 40,000 unique questions. In one of the combined group level examinations dated 21.02.2018, screenshots of few of the questions appeared on social media. The company immediately brought to the notice of the Chairman of the customer and the said question paper was cancelled and the candidates were asked to redo the examination with different set of question paper within couple of hours. Further at the request of customer, re-examination was also conducted after couple of weeks. Hence there was no damage to the sanctity of the examination as immediate action was taken jointly by the Company and customer. However, some vested interest had provoked candidates and continued to claim that the question paper was leaked and insisted customer to cancel the entire examination process. As few candidates continued to protest, the Govt of India directed the investigating authority to conduct enquiry into the allegations. PIL was also filed before Hon’ble Court for cancellation of the examination process. However, Hon’ble Court appointed high level technical committee to conduct enquiry and submit the report the Court.

A detailed report was submitted by the Committee & Investigating team before the Hon’ble Court, holding that there was no evidence to show that the examination process was tainted and hence PIL stood dismissed. And accordingly, SSC also released all the payments to Sify for the examination. In 2018, the investigating authority also filed its final report stating that one of the candidate along with her husband engaged in malpractice with a sole intention to cancel the examinations uploaded few questions in the social media. There was no allegations against Sify or its employee. After 4 years, to utter shock and surprise, the investigating authority chose to file 3 additional supplementary chargesheet naming the company and one of its employee for not following the Standard Operating Procedure. It is important to note that company successfully delivered the examination in terms of RFP and the consideration was released by customer after receiving the report from the Committee. The only allegation made by investigating officer to name the company in the chargesheet is on the assumption that Company did not follow the SOP. Since there is no allegations of malpractices made against the company, the company is in the process of filing discharge petition before the trial court.

Others:

b) The company is party to additional legal actions arising in the ordinary course of business. Based on the available information as on September 30, 2023, the Company believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position and results of operations.

c) The Company has received an order passed under section 7A of the Employees Provident Fund & Miscellaneous Provisions Act, 1952 from Employees Provident Fund Organisation (EPFO) claiming provident fund contribution aggregating to ₹ 6.4 million on special allowances paid to employees. The company has filed a writ petition before High court of Madras and obtained the stay of demand. In February 2019, the Supreme Court held, in a similar case, that Special allowances paid by the employer to its employee will be included in the scope of basic wages and subject to provident fund contribution.  However, the Supreme Court has not fixed the effective date of order.

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d)During the financial year 2019-20, Directorate General of Goods and Services Tax Intelligence (DGGI) did an inspection based on the analysis of service tax returns filed by the company in the past. The company has been categorizing services relating to e-Learning and Infrastructure Management Services provided to foreign customers billed in convertible foreign currency under OIDAR services while filing its half-yearly service tax return. However, based on the Place of Provision of Services Rules then applicable under the Finance Act, 1994, Service Tax has to be paid for OIDAR services provided to foreign customers even if the conditions for qualifying as export of services are met. Hence, the DGGI contended that Service Tax should be paid on the services classified as OIDAR services in the returns. The total contended during the period April 2014 to November 2016 of Service Tax was ₹ 161.8 million and the Interest & Penalty as applicable. The company believes that the services relating to e-learning and infrastructure management services will not fall under OIDAR services and also the activities covered under E-learning and IMS does not meet the conditions for taxation under the provisions applicable as OIDAR and hence there is no liability. However, during the investigation, the Company has paid ₹ 64.6 million under protest to continue the proceeding with the relevant adjudicating authorities. Thereafter, the DGGI has issued Show Cause Notice and the company has replied on the same. The matter is pending with the Adjudicating Authority. The company believes that no provision is required to be made against this demand.

Related parties

The following is a summary of significant transactions with related parties during the half year ended September 30, 2023 and September 30, 2022:

Transactions	Half year ended September 30, 2023	Half year ended September 30, 2022
Consultancy services received	150	150
Lease rentals paid (See notes below)	4,794	4,294
Dividend paid	-	-
Security Deposits paid	-	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made (See note below)	5,560	5,560
Outstanding balances [(Payables)/receivables]	-	-

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Notes:

**	During the year 2011-12, the Company had entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Company, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 0.075 million (Rupees Seventy Five Thousand Only) per month. Subsequently, the Company entered into an amendment agreement with effect from April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the company entered into a fresh agreement for a period of three years effective February 1, 2021 on a rent of ₹ 0.114 million (Rupees One Lakh Fourteen Thousand only) per month.

During the year 2011-12, the Company had also entered into a lease agreement with M/s. Raju Vegesna Developers Private Limited, a Company in which Mr. Ananda Raju Vegesna, Executive Director of the Company and Mr. Raju Vegesna, Chairman and Managing director of the Company exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 0.03 million (Rupees Thirty Thousand Only) per month. The agreement provides for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the company entered into a fresh agreement for a period of three years effective February 1, 2021 on a rent of ₹ 0.046 million (Rupees Forty Six thousands only) per month.

During the year 2010-11, the Company had entered into a lease agreement with Ms. Radhika Vegesna, daughter of Mr. Anand Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of ₹ 0.3 million (Rupees Three Lakhs only) per month and payment of refundable security deposit of ₹ 2.6 million. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged. Subsequently on account of expiry of the said agreement, the company entered into a fresh agreement for a period of three years effective June 1, 2019 on a rent of ₹ 0.556 million (Rupees Five lakhs and Fifty Six thousands only) per month and payment of additional refundable security deposit of ₹ 3 million. Subsequently on account of expiry of the terms of contract, the company renewed for a period of three years effective June 1, 2022 on a rent of ₹ 0.6394 million (Rupees Six lakhs and Thirty Nine thousands Four hundred only) per month. This arrangement will automatically be renewed for a further period of one blocks of three years with all the terms remaining unchanged.

18. Financial Instruments

Financial instruments by category:

The carrying value and fair value of financial instruments by each category as at September 30, 2023 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	6	7,569,846	-	-	7,569,846	7,569,846
Other assets		885,362	-	-	885,362	885,362
Trade receivables	8A	12,437,958	-	-	12,437,958	12,437,958
Other receivables		1,27,827	-	-	1,27,827	1,27,827
Other investments		391,962		797,213	1,189,175	1,189,175
Liabilities
Bank overdraft	6	691,372	-	-	691,372	691,372
Lease liabilities	7B	2,839,807	-	-	2,839,807	2,839,807
Other liabilities		18,933	-	-	18,933	18,933
Borrowings from banks		15,801,247	-	-	15,801,247	15,801,247
Borrowings from others		3,337,064	-	-	3,337,064	3,337,064
Trade and other payables		13,104,830	-	-	13,104,830	13,104,830
6% Compulsory Convertible Debentures		3,200,000	-	-	3,200,000	3,200,000
9% Cumulative Non-convertible preference shares		500,000	-	-	500,000	500,000
Derivative financial liabilities		-	-	-	-	-

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The carrying value and fair value of financial instruments by each category as of March 31, 2023 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	8	4,845,233	-	-	4,845,233	4,845,233
Other assets	10	850,261	-	-	850,261	850,261
Trade receivables	13	11,345,542	-	-	11,345,542	11,345,542
Derivative financial instruments	13	-	25,263	-	25,263	25,263
Other investments	15	372,000	-	671,020	1,044,020	1,044,020
Liabilities
Bank overdraft	8	951,466	-	-	951,466	951,466
Lease liabilities	7	2,451,179	-	-	2,451,179	2,451,179
Other liabilities	18	19,877	-	-	19,877	19,877
Borrowings from banks	19	14,982,750	-	-	14,982,750	14,982,750
Borrowings from others	19	2,045,239	-	-	2,045,239	2,045,239
Trade and other payables	20	11,267,576	-	-	11,267,576	11,267,576
Derivative financial liabilities	20	-	-	-
Other financial liabilities		2,059,524	-	-	2,059,524	2,059,524
6% Compulsory Convertible Debentures		2,000,000	-	-	2,000,000	2,000,000
9% Cumulative Non-convertible preference shares		500,000	-	-	500,000	500,000
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Fair value measurements:

The details of assets and liabilities that are measured on fair value on recurring basis are given below:

	Fair value as at September 30, 2023			Fair value as at March 31, 2023
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Derivative financial assets	-	-	-	-	-	-
Liabilities
Derivative financial liabilities – loss on outstanding forward/options contracts	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding cross currency swaps	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding interest rate swaps	-	-	30,583	-	-	25,263

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•	Level 1 – unadjusted quoted prices in active markets for identical assets and liabilities.

•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

•	Level 3 – unobservable inputs for the asset or liability

o	Loss on cross currency swaps are valued using present value of cash flows from the swap contract estimated using swap rates calculated from respective countries’ yield curves.

19.	Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board of Directors have established a risk management policy to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management systems are reviewed periodically to reflect changes in market conditions and the Group’s activities. The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the risk management framework. The Group Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

Credit risk: Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s trade receivables, treasury operations and other activities that are in the nature of leases.

Trade and other receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. Management considers that the demographics of the Group’s customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk. The Group is not exposed to concentration of credit risk to any one single customer since the services are provided to and products are sold to customers who are spread over a vast spectrum. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of the customers to which the Company grants credit terms in the normal course of the business.

Cash and cash equivalents and other investments

In the area of treasury operations, the Group is presently exposed to counter-party risks relating to short term and medium term deposits placed with public-sector banks, and also to investments made in mutual funds.

Guarantees

The Group’s policy is to provide financial guarantees only to subsidiaries.

The Chief Financial Officer is responsible for monitoring the counterparty credit risk, and has been vested with the authority to seek Board’s approval to hedge such risks in case of need.

Liquidity risks: Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically the Group ensures that it has sufficient cash on demand to meet expected operational expenses, servicing of financial obligations. In addition, the Group has concluded arrangements with well reputed Banks, and has unused lines of credit that could be drawn upon should there be a need. The Company is also in the process of negotiating additional facilities with Banks for funding its requirements.

Market risk: Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables. The Group is exposed to market risk primarily related to foreign exchange rate risk (currency risk), interest rate risk and the market value of its investments. Thus the Group’s exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

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Currency risk: The Group’s exposure in USD, Euro and other foreign currency denominated transactions gives rise to Exchange Rate fluctuation risk. Group’s policy in this regard incorporates:

•	Forecasting inflows and outflows denominated in US$ for a twelve-month period

•	Estimating the net-exposure in foreign currency, in terms of timing and amount

•	Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.

•	Carrying out a variance analysis between estimate and actual on an ongoing basis, and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.

20.	Issue of shares on a private placement basis to the existing promoter group

On August 4, 2010, the Board of Directors of the Company approved the issuance, in a private placement, of up to an aggregate of 125,000,000 of the Company’s equity shares, par value ₹ 10 per share (“Equity shares”) at a discount compared to market value of , for an aggregate purchase price of ₹ 4,000,000, to a group of investors affiliated with the Company’s promoter group, including entities affiliated with Mr. Raju Vegesna, the Company’s CEO, Chairman and Managing Director and Mr. Ananda Raju Vegesna, Executive Director, brother of Mr. Raju Vegesna (the “Offering”). The Company’s shareholders approved the terms of the Offering at the Company’s Annual General Meeting held on September 27, 2010.

On October 22 2010, the Company entered into a Subscription Agreement (“Subscription Agreement”) with Mr. Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the Offering. In pursuance of the Agreement, the Company issued and allotted 125,000,000 equity shares to M/s. Raju Vegesna Infotech and Industries Private Limited (“RVIIPL”), a promoter group Company. In accordance with Indian law, the purchase price is to be paid at such time as determined by Board of Directors of the Company.

On August 14, 2011, the Company received a letter from RVIIPL expressing its intention to transfer the above partly paid shares to its wholly owned subsidiary M/s Ramanand Core Investment Company Private limited (“RCICPL”). The Company, on August 26, 2011, registered such transfer of partly paid shares in the name of RCICPL.

On September 7, 2011, the parties entered into an amendment to the Subscription Agreement (the “Amendment”) extending the validity of the agreement period to September 26, 2013. This Amendment provides the Board of Directors of the Company with additional time to call upon the purchasers to pay the balance money, in accordance with the terms of the Subscription Agreement.

During the year ended March 31, 2019, the Company has called–up and received a sum of ₹ 10 per share and hence the shares have become fully paid up.

As of September 30, 2023, entities affiliated with our CEO, Chairman and Managing Director, Raju Vegesna, beneficially owned approximately 84.13% of our outstanding equity shares.

21.	Group entities

The following are the entities that comprise the Group as at September 30, 2023 and March 31, 2023:

Particulars	Country of incorporation	% of Ownership interest
Significant subsidiaries		September 30, 2023	March 31, 2023
Sify Technologies (Singapore) Pte. Ltd	Singapore	100	100
Sify Technologies North America Corporation	USA	100	100
Sify Data and Managed Services Limited	India	100	100
Sify Infinit Spaces Limited	India	100	100
Sify Digital Services Limited	India	100	100
SKVR Software Solution Private Limited	India	100	100
Patel Auto Engineering Private Limited	India	100	100
Print House (India) Private Limited*	India	-	100
Trust controlled by KMP:
Raju Vegesna Foundation	India

* During the period, Sify Infinit Spaces Limited has received the order from Hon'ble NCLT dated July 10, 2023 based on which Print House (India) Private Limited has merged with Sify Infinit Spaces Limited.

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Item 2. Information on the Company

Company Overview

We are the most comprehensive integrated information communications technology (or ICT) Solutions and Services companies in India, offering end-to-end solutions with a wide range of products delivered over a common network infrastructure reaching more than 1600 cities and towns in India. This network also connects 53 Data Centers across India, including Sify’s 11 concurrently maintainable Data Centers across the cities of Chennai, Mumbai, Delhi, Bengaluru, Hyderabad, Kolkata, customer onsite Data Centers and State Data Centers.

Our mission is to build a world in which our converged ICT ecosystem and our ‘bring it on’ attitude will be the competitive advantage to our customers. Our core values which are called ‘The Sify way’ are 1) Put customers’ needs first, 2) Be accountable, 3) Treat others with dignity, 4) Be action oriented, 5) Have the courage to confront issues, 6) Always remember that you are a part of Sify’s team, and 7) Protect Sify’s interest always.

Our primary market is India. Our revenue is derived from services to enterprise customers, comprising Network services, Data Center services, Cloud and Managed services, Technology Integration services and Applications Integration services.

HISTORY AND DEVELOPMENT

We were incorporated on December 12, 1995 in Andhra Pradesh, India as Satyam Infoway Private Limited, a company under the Indian Companies Act, 1956 to develop and offer connectivity-based corporate services in India. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services Limited, an Indian information technology services company traded on the New York Stock Exchange and the principal Indian Stock Exchanges. The registered office of the company was shifted to Chennai, Tamil Nadu from April 1, 2003. We changed our name from Satyam Infoway Limited to Sify Limited in January 2003 and from Sify Limited to Sify Technologies Limited in October 2007. We completed our initial public offering of ADSs in the United States in October 1999. We listed our ADSs on the NASDAQ Global Market on October 19, 1999. In February 2000, we completed our secondary offering of ADSs in the United States.

The address of our principal executive office is TIDEL Park, 2nd Floor, 4, Rajiv Gandhi Salai, Taramani, Chennai 600 113 India, and our telephone number is 91-44-2254-0770. Our agent for Investors Relations in the United States is Grayling Global, 101 Avenue of the Americas, 14th Floor, NY 10013, United States, phone +1-646-284-9400. Our website address is www.sifytechnologies.com  and the information contained in our website does not constitute a part of this Annual Report.

All of our publicly filed SEC reports are available at the SEC’s website, www.sec.gov, which contains all the public filings and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

During the period under review, Sify Infinit Spaces Limited, wholly owned subsidiary of Sify, in the business of providing data center services, has entered into compulsorily convertible debentures subscription agreement with Kotak Data Centre Fund (“KDCF”) pursuant to this agreement, KDCF invested ₹ 6,000 million (USD 72.23 million) during the first half year of FY2023-24. The proceeds from these instruments are planned to be utilized for expansion of new data centers, including land acquisition for data centers, investment in renewable energy for data centers and repayment of existing debt.

Investment Strategy

In evaluating investment opportunities, we consider important factors, such as strategic fit, competitive advantage and financial benefit.

During the period under review, we have made investments in Cloudfabrix Software Inc ₹ 124.59 million (US $ 1.5 million) and Elevo Corporation ₹ 16.03 million (US $ 0.193 million).

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During FY 2020-21, the company has acquired Print House India Private Limited ('PHIPL') through Corporate Insolvency Resolution Process. The company emerged as successful Resolution Applicant (RA) vide Hon’ble National Company Law Tribunal ('NCLT') order dated June 23, 2020. Pursuant to the Resolution Plan submitted, the management of affairs of the company vested with Monitoring Committee consisting of Resolution Professional and the Financial Creditor of PHIPL. The company took over the management of affairs of PHIPL after dissolution of Monitoring Committee on October 16, 2020 as per the Resolution Plan. The existing share capital of PHIPL would be reduced to Nil. Fresh capital has been issued to the company. The company has implemented the Resolution Plan in terms of settlement of financial creditors, operational creditors, absorbing of employees as appropriate to the continuance of proposed business and reviving the operations of the company by converting the facility into world class data centers as per the order of Hon’ble NCLT and the orders dismissing appeals by both Hon’ble NCLT and Hon’ble National Company Law Appellate Tribunal  ('NCLAT').

During FY2022-23, the Board of Directors has approved a Scheme of Amalgamation ('Scheme') for the merger of its fellow subsidiary, Print House (India) Private Limited ('PHIPL') with Sify Infinit Spaces Limited ('SISL') . The Company has furnished the Scheme of Amalgamation to NCLT. The appointed date of the Scheme was April 1, 2022. Further, Sify Infinit Spaces Limited  has received approval for the said Scheme from the shareholders and unsecured creditors of the Company at its meeting held on November 27, 2022 convened by Hon'ble NCLT, Chennai. Sify Infinit Spaces Limited has received the order from Hon'ble NCLT dated July 10, 2023 based on which SISL would issue 0.0859762 equity shares for every 1 equity shares held by the shareholders of PHIPL.

During the period, the group has acquired SKVR Software solutions Private Limited (“SKVR”) with its registered office at 407-408, Roots Tower, 7, Laxmi Nagar District Centre, Delhi – 110092 through a Share Purchase agreement dated September 1, 2023 in which shareholders of SKVR received ₹ 400 million with 51% and 49% of the purchase price paid by Sify Technologies Limited and Sify Infinit Spaces Limited respectively. SKVR Software solutions Private Limited holds 19,305 square meters of land allotted by the New Okhla Industrial Development Authority (“NOIDA”) for a period of 99 years which began in the year 1995 (land bearing B-11, 12 and 13, Block B, Situated at Sector 132, Gautam Budh Nagar, NOIDA).

BUSINESS OVERVIEW

Industry Overview

Rapid digital revolution is transforming businesses in every industry across the world. The ICT industry is at the forefront of the digital revolution that is cascading across industries, redefining business processes, customer experiences and cost economics. Advanced network technologies, the explosion of bandwidth consumption, rapid adoption of cloud technologies and cloud-based applications resulting in massive need for increased data processing and storage capabilities are catalyst to this digital revolution.

This digital revolution also means that IT investments of business have shifted from building owned IT infrastructure to adopting scalable, agile infrastructure on services model. The need to leverage these technologies and models in the digital era coupled with the need to establish future proof businesses are key strategic imperative for business leaders. This widens the paradigm of an IT environment developing human-machine interfaces, deriving value from large volumes of digitized data, building software applications that will build efficiency on distributed cloud computing and that is not restricted by the technology landscape of companies.

The rapid pace and the changes brought in by digital revolution also means that the skillsets required to manage the IT and ICT landscape of companies are continuously evolving. This is driving business to rely on third party providers to realize their business’s digital transformation objective.

While presenting strong market opportunities, the digital revolution also means the ICT industry itself would have to transition to provide more flexible, scalable and agile products and solutions to customers, reimagine the cost structures, embrace automation and other emerging technologies.

In the wake of the  COVID-19 pandemic, there are opportunities for the ICT industry, as companies increasingly look  towards technology initiatives on automation, remote working, cloud-based applications, security of the data and application in the new environment and management of changed IT policies.

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Sify Business Model

Service Offerings

Our business segments are classified as

1)	Network Connectivity Services

2)	Data Center Colocation Services

3)	Digital IT Services

1)	Network Connectivity Services

We offer a range of managed services through a network that reaches more than 1,600 towns and cities in India, with over 3,700 points of presence (POPs). Our Global Network Operations Center has over 500 associates managing network and network devices of various customers across the globe. Our network extends across the globe with 7 International POPs and seamless Network to Network Interconnection with multiple global network providers. We have a open cable landing station in India which lands two of the cable systems that come into India.

Our network is built with a combination of leased capacities, leased fiber and own fiber. Our strength has been delivering services on wireless last mile which helps our strategy of hyper reach and our investments in building fiber network in major cities which helps us have hyper scale network delivered to our clients. Our lease capacities from multiple telco operators and build redundancies relevant to our architecture. We are carrier agnostic. The prices of network capacities that we procure has been relatively stable over the years. We have our network spread across 1600 towns and cities and between them have more than 125,000+ Enterprise End points, which is managed by our manpower and in certain cases through our field partners who attend to tickets. Our rental of network nodes is a combination of full lease and colocation basis, which enables optimum operating costs for our network. The major cost for our Network operations center which delivers managed services to our clients is employee costs.

The focus of the Network Services is on the following lines:-

▪	India Network Business – Catering to the growing data communication needs of enterprises in India that demand agility and security, we offer Internet, MPLS, SDWAN, Managed Wi-Fi, Internet of Things (IoT), and proactive monitoring and management of the network and devices on the network for the customers.

▪	Global Network Business – Catering primarily to international carriers wanting to access Indian markets for Dedicated Internet Access, India In MPLS, Layer 1/Layer 2 and managed services

▪	Wholesale Voice – Addressing the ‘India termination’ using ILDO licence and Hubbing services for termination outside India.

▪	Retail Voice – The Company offers services in the retail voice market in partnership with international players.

The following range of services are offered as part our network services portfolio:

WAN Portfolio

•	SecureConnect (TM) is our comprehensive offering of secure, reliable and scalable IPVPN solutions that meet both mission- critical data networking and converged voice, video and data connectivity needs. It offers a variety of intranet and extranet configurations for connecting offices, remote sites, traveling employees and business partners, whether in India or abroad. Our platform of services includes:

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•	ExpressConnect(TM), which offers a premium range of high-performance Internet bandwidth solutions for connecting regional offices, branch offices and remote locations to the corporate network. These solutions complement our SiteConnect range of MPLS enabled IPVPN solutions, provide high-speed bandwidth in those situations where basic connectivity and cost are the top concerns.

•	PartnerConnect(TM) is our remote access VPN offering, for providing secure and restricted dial-up access to business partners such as dealers, distributors and suppliers to the corporate extranet.

•	DC/Cloud Interconnect portfolio

Data Center Interconnect provides access to 53 major data centers across the country with Data center to Data center connectivity over Ethernet, Fiber Channel, SDH or IP/VPN.

GlobalCloudConnect provides seamless connectivity to global cloud service providers and multiple direct interconnects to Cloud Service Providers in India, such as Amazon web services (AWS), Microsoft Azure and Google Cloud Interconnect.

Oracle FastConnect provides access to Oracle Cloud region across the globe leveraging Sify’s GlobalCloudConnect,(GCC) and Interconnection in major data centers. Sify’s GCC interconnects with Oracle cloud infrastructure ensuring fast and reliable access to the cloud region.

AMS-IX is private internet exchange set up in Mumbai in partnership with Amsterdam Internet Exchange (AMS-IX) by which we offer services of private peering for the content providers and the private ISPs

CleanConnect(TM)  provides managed and secured internet connectivity to customers.

RoamConnect(TM), is our national and international remote access VPN, which is used for securely connecting employees, while they are traveling, to the corporate intranet. Roam Connect features “single number access” to SifyNet from anywhere in the country and provides access from anywhere in the world through Sify’s alliances with overseas service providers.

SiteConnect (TM) which offers site-to-site managed MPLS-enabled IPVPN solutions for securely connecting regional and large branch offices within India to the corporate Intranet.

GlobalSite Connect(TM), an international site-to-site managed MPLS-enabled IPVPN solution, is used for securely connecting international branch offices to the corporate offices. It provides connectivity anywhere in the world through Sify’s alliances and partnerships with global overseas service providers such as CenturyLink, KDDI PCCW to name a few.

During the past year, we focused on scaling of our existing network services portfolio with investments in infrastructure to reach more cities on fiber and adding capacities wherever there is market demand.

2)	Data Center Services

Our Data Centers are designed to be reliable, secure and scalable to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed data center services, such as storage and back-up management, performance monitoring and Infrastructure monitoring and management, network availability, server load balancing, managed shared firewall, Web server log reporting and remote hands and smart hands services. Our Data Center in Rabale also hosts our private internet exchange AMS-IX.

We pioneered the Data Center business in India with the first commercial Data Center in Vashi in the year 2000. Today, we offer a combined IT power of more than 100 MW across its 11 Data Centers, located in all the major business districts. Sify Data Centers have distinguishing features that help customers to stay ahead of the competition. Apart from all of them being concurrently maintainable, the Rabale campus comes with an on-premise substation and the Noida Data Center is amongst the few green Data Centers available in India. Our Data Centers are built as per the 4th generation SDA (Sify Data Center Architecture) and operate on an ITIL-based service delivery framework. These Data Centers have highly scalable IT infrastructure with mature operational processes, strong vendor relationships, and provide industry standard IT support functions. All our Data Centers follow professional standards of ISO 9001 for quality, ISO 27001 for information security and ISO 20000 for service delivery.

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Power is the major source of input for our Data Center operations. We source power from state electricity boards for our Data Centers, while we have solar power generation, wind power generation for part of our facilities. We constantly look for alternate and sustainable sources of power to run our Data Center operations in a cost-efficient manner.

3)	Digital Services

Managed Network Services

Network Operations Center (NOC) services offer full network, device and performance monitoring across network infrastructure and providers. We offer these services to customers as Shared NOC, Dedicated NOC and Hybrid NOC.

DDoS Protect services offer protection from DDoS attack to corporate customers.

Managed SDWAN has features such as intelligent routing, faster troubleshooting, zero-touch provisioning, providing application level visibility, security, network management and performance management. Managed SDWAN is a transformational approach to design enterprise WANs to simplify deployment and management of the network.

EDGE Services Portfolio

Edge Connect (Managed WLAN) provides Managed Wi-Fi solutions offering connect devices to the network of the customer and the internet at customer locations.

Internet of Things (IoT) services leverages our network, cloud, applications and network integration capabilities to deliver turnkey solutions to our customers ranging from employee/vehicle tracking to smart metering, smart energy monitoring. There are off-the shelf solutions and customized solutions to solve customer problems.

Cloud and Managed Services

We offer range of cloud services to our customers:

CloudInfinit is enterprise public cloud services managed by our experts in our concurrently maintainable Data Centers, with ready to use compute, storage and network resources to host applications of customers on multitenant cloud infrastructure. We offer Infrastructure as a Services (IaaS), Platform as a Service (PaaS), Virtual Private Data Center (VPDC) in a secure SSAE-16 and SOC-2 accreditation.

GoInfinit VPE is a private cloud computing service with dedicated compute capacity and secure logically segregated storage, network and security resources delivered out of our robust Data Centers.

GoInifit AWS+ offers public cloud services out of AWS infrastructure. As a consulting partner for AWS, our managed services team provides the customer with variety of services to simplify the AWS experience.

GoInfinit Private is an enterprise-grade, fully integrated private cloud IT platform with specific controls, compliance and IT architecture in a flexible model. Containers and rack space are fully cloud enabled, built to meet enterprise’s needs of today and tomorrow.

GoInfinit Backup is a simplified and standardized data backup and recovery solution. This is available on-prem or in Sify data centers. This backup process is simplified and compatible with a wide range of backup platforms, including Sify cloud and public clouds like Microsoft Azure and AWS.

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GoInfinit Recover provides an unified data protection solution. It includes backup, snapshot, disaster/ raid recovery, Dev/Test and analytics all through a single gold copy. This SLA-backed disaster-recovery-as-a-service (DRaaS) offering enables fast recovery with complete protection of business systems and data. It is a complete data recovery services platform that customers address their disaster recovery management requirements easily through scalable, secure and automated services

GoInfinit Accelerate is provided in partnership with Akamai, a global Content Delivery Network (CDN) with presence in over 650 cities across the world. We offer cloud-based CDN services and other SaaS in cloud computing to enable fast and secure content delivery to any device anywhere.

Our Remote and Onsite Infrastructure Managed services provide continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.

Our Managed Security services are enabled with Sify’s security experts using latest tools and technologies to monitor customer’s infrastructure and network every minute of every day. They monitor all events, provide proactive and real-time attack mitigation. Based on the Sify Cyber Threat Intelligence Framework - a set of comprehensive services and best practices developed over the past decade.

Our associates are major source of input for the services provided in addition to the infrastructure that is built. Most of our associates have to carry additional certifications or skillsets to offer managed services for our customers.

Technology Integration Services (TIS) :

TIS leverages Sify’s home-grown expertise in design, implementation and maintenance to deliver end- to-end managed IT services across Data Centers, network and security.

Major focus is as follows:

•	Service Desks and Command Centers

•	Voice and Video Conferencing

•	Hosted Contact Centers

•	Unified Communication and Unified Access

•	Virtualization

•	Data Center Build

•	Campus/LAN/Data Center Networking

•	WAN Architectures

•	Enterprise and End Point Security

Sify offers turnkey solutions to clients who are new to both technology and technology refreshes. We do this by leveraging our home-grown expertise in design, implementation and maintenance to deliver end-to-end managed IT services across datacenters, network and security.

As described, this business takes the knowledge developed from building Network architecture, Collaborative tools, Data Center build, Virtualization, LAN and WAN Architecture and End Point Security and offers them as a complete solution package to customers.

Our myriad mix of solutions gives us the scope to band and extend any or all of these services in multiple formats and scales for client who wish to rest their entire infrastructure with us. Clients get the benefit of our accumulated knowledge base and technical expertise across all points of the ICT spectrum. In terms of cost, these translate into better cost efficiencies. In terms of monitoring, the client interacts with a singular service provider saving them both implementation and documentation efforts.

Our suite of conferencing tools consists of audio and video solutions; most differentiating among being that the video solution in partnership with a world leader, does not require a room conferencing solution thereby arming the modern enterprise with real time data straight from the markets.

Applications Integration Services

Our applications integration services were built to leverage on our network, cloud, security capabilities and integrator strengths that would help us offer applications that were developed in house and manage industry standard applications. Our offerings are:

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Talent Management

iTest is our in-house application through which we offer solutions such as Online examination services, Online Registration services and student lifecycle management services to our customers.

Supply Chain Management

Forum NXT offers tools to effectively manage front-end supply chain of our customers. It offers an integrated inventory system software and financial accounting systems that can be used by all stakeholders in the distribution network of customers. Forum NXT automates salesforce operations with inventory management mobile app for order tracking, market surveys, and more.

Web Portal Solutions

During the year under review, we have reduced the number of channels from our portal (www.sify.com) to Technology and Bawarchi from more than 5 channels due to reduced patronage and pursuant to FDI policy of Government of India with regard to the entities involved in uploading / streaming of the news and current affairs through digital media.

Content Services – From strategy to implementation, we enable our customers to have the most relevant content that can be easily discovered and shared.

Portal Development - Our portal development and maintenance solutions, leverage an extensive experience in handling challenging web development projects for some of India’s leading government and private sector organization

eLearning

Our eLearning services create immersive and engaging learning experiences with new technology and interactive learning. Our innovative eLearning technologies and courseware solutions leverages the power of the web, mobile and the cloud. We offer custom solutions to customer to develop their courses using modern technologies like Virtual Reality, Game based Learning and Interactive 3D learning in addition to more traditional methods of instructor led training and developing video-based learning modules for our customers.

Digital Signature Services

Safescrypt is our flagship managed CA public key infrastructure (PKI) services offered from our world class data center in Bengaluru. Our solution to customers incorporates business and audit requirements in compliance with legal and regulatory mandates.

SAP Services

We offer a range of support services, and our experts help with everything from SAP implementation and maintenance to SAP GST ready, SAP Basis and SAP HANA cloud hosting to system improvements and innovation strategies. With our vast experience across geographies and industries, we have the right people, practices, and solutions to help organizations generate the greatest return on their SAP investments and build a transparent business

Microsoft Services

We offer support and implementation services for Microsoft Office 365, Azure cloud solutions and SQL enterprise grid.

Oracle Services

We help customers deploy their Oracle applications and business critical infrastructure – migrate, integrate and upgrade - either in their Data Centre or enabling them to deploy over the Cloud. We help organizations of all sizes to deploy, migrate, integrate, develop, enhance, optimize, monitor and manage Oracle software, platforms, and infrastructure. We have extensive expertise in Oracle technology to help deploy:

•	Oracle Cloud infrastructure - application, platform or infrastructure

•	Oracle On-Premise implementations - database, middleware and Oracle applications

•	Design of mobile apps, intelligent chatbots and custom analytics for Oracle environments

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Our re-organised segments provide the required strategic directions on decision making, funding and operations. The segments are also in line with the market demands of customers where products from our digital services portfolio are often bundled together to provide a seamless digital transformation experience for our customers.

Strategy

 Our strategic objective is to be the digital bridge for our customers in their digital journey. through our entire stack of ICT solutions and services and delivering value to all the stakeholders involved – employees, suppliers, environment and the society and the shareholders.

In fiscal year 2023, our strategy is driven by the theme “digital@core” which enhances the landscape of our current capabilities to provide advanced solutions that help our customers to embrace their digital transformation journey with ease. This strategy is natural expansion of our cloud@core strategy where we helped customers transition to their digital transformation journey with cloud migration, adoption and scalable infrastructure being the core pitch. However, with digital@core, we offer to transform the applications and business processes landscape with our solutions that will make the digital transformation journey more rewarding. The investments we have made in the past have served us well. We will continue to make investments in building our capacities and resources while optimizing the way in which our operations and business processes are carried out through automation. We are reaching our customers with solutions that are productized with our “digital@core” theme. This approach we believe is in line with the market demands in the domestic market as well as global trends.

Key highlights of our strategy execution during fiscal year 2023 are as follows:

1.	To continue investing in future proof infrastructure and technologies

Hyperscale network expansion to 3 more cities is under deployment which will expand hyperscale network presence to 8 major cities. We have also invested in setting up of Edge Data Centers (Edge DC) in Tier 2 locations where the network consumption is scaling with mobile network penetration in India and the necessity for Network nodes closer to the eyeballs is fuelling demand for these services.

We have continued to invest in increasing our Data Center capacity during the current year as well. In line with our ESG goals, the company has roadmap to invest in 231 MW of green power in the coming years. Out of 231 MW of green power, 67 MW is already delivered as on March 31, 2023. In the coming years, the Group has plans to incorporate renewable power in greenfield infrastructure based on market demand.

2.	To standardize our solutions to achieve scale

Standardizing the existing solutions has helped us achieve scale in terms of ability to deliver to large number of our customers. These solutions involve multiple products across our service offerings. Customer experience has improved due to this standardization. We have adopted multi-cloud platform technologies to complement our capabilities to offer private, public and hybrid cloud solutions.

3.	To reskill our employees

We have invested in reskilling of our employees through our Learning and Development programs. The training enablement is done through various modes like ILT, VLT, eLearning and Webinars. Around 4,957 associates have taken advantage of the eLearning platforms of my Academy. Around 539 (411 courses + 128 assessments) learning solutions have been internally created and 14,732 (14,039 courses and 693 assessments) in Percipio (online third-party portal collaboration with our company) amounting to an aggregate duration of more than 69,277 hours including compliance and induction.

In line with specific business needs, certification programs are organized with a twin objective of meeting business goals and providing associates with an opportunity to scale up their conceptual, functional and technical expertise.

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4.	Investing in tools and technologies

We continue to invest in tools and technologies to automate business processes across functions. The investments are made with a view to improve customer experience by optimizing business processes, enable automation and analytics with the large pool of data that is collected.

Corporate Customers

Our customers from India are spread across industries and range in sizes from large corporations to Small and Medium Businesses (SMB). We have customers across verticals like Banking Financial Services and Insurance (BFSI), Manufacturing, Retail and Distribution (MRD), Pharmaceuticals, Media, Printing and Publishing, Information Technology Enabled Services (ITES), Telecommunication, Power, Public Sector Units and Governments. We have more than 10000+ customers to date. We also have our wholesale businesses with fellow carriers for data, voice and data center services.

Customer Service and Technical Support

We have a single window help desk for all our customers across different service lines. This helps our customers reach the right technical support and get issues resolved on an accelerated basis. We support multiple modes like telephone, email and whatsapp from our clients and support for Enterprises services is 24x7.

Sales and Marketing

Our sales and marketing functions are structured based on geographies to cater to the needs of respective markets. We have sales and marketing teams in India, Singapore, United Kingdom and the United States. While the Indian sales force is further divided into regions such as North, East, West, South and also based on the customer segment as Digital Sales Team and Wholesale., The Singapore team is responsible for rest of Asia Pacific, the United Kingdom team is responsible for Europe market and the United States team is responsible for coverage in North America.

Technology and Network Infrastructure

Geographic coverage:

 Our network today reaches more than 1600 towns and cities and among them have more than 125,000+ links. This network is completely owned giving us complete control over its technology, traffic and speed. These points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a star and meshed topology architecture thereby building in redundancy at every point and translating into minimum downtime for customers.

Today we offer the following services to our enterprise and consumer customers using our network.

•	Internet access services,

•	IP/ MPLS Virtual private networks

•	SD WAN services

•	Cloud Interconnect

•	Internet based Voice services

•	Layer 1 / Layer 2 networks

•	Data center / cloud interconnections

Each point of presence contains data communications equipment housed in a secure facility owned, leased or operated on an infrastructure co-location basis by our Company. The last mile connecting to the customer can be a leased line, ISDN or point-to-multipoint radio link which we have licensed from the Wireless Planning Commission. We also use certain frequency radios, which do not require an operating license, in some locations. Our larger corporate customers access the point of presence directly through leased lines or wireless links.

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Network Architecture

We ensure network reliability through several methods and have invested in proven technologies. We use routers to route traffic between nodes interconnected using a high-speed interface. Most of our applications and network verification servers are manufactured by market leaders in telecom equipment .

The primary nodes on the backbone network are connected by multiple high-speed fiber optic lines that we lease from long distance operators. The secondary nodes are connected by lower speed leased lines. A number of nodes are accessible from at least two other nodes, if not, by two long distance operators, allowing us to reroute traffic in the event of failure on one route. We reduce our exposure to failures on the local loop by usually locating our points of presence within range of service providers switching equipment and purchasing connectivity from multiple providers. To further maximize our network uptime, we are almost completely connected on fiber optic cables to the switching points of our service providers from our POPs.

In addition to a fundamental emphasis on reliability and security, our network design philosophy has focused on compatibility, interoperability, scalability and quality of service. We use Internet protocol with Multi-Protocol Label Switching, or MPLS, to transmit data, thus ensuring that our network is completely interoperable with other networks and systems and that we may port any application onto our network. The modular design of our network is fully scalable, allowing us to expand without changing the network design or architecture.

Network Operations Center:  We maintain a network operation center located in Chennai (Madras) and a backup facility in Mumbai (Bombay) and Hyderabad. The Chennai facility houses our central network servers as well as our network staff who monitors network traffic, service quality and equipment at all our points of presence to ensure a reliable network. These operation centers are staffed 24-hours-a-day, seven-days-a-week. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability.

Data Center Infrastructure. We operate 11 concurrently maintainable Internet Data Centers, of which six are in Mumbai and one each at Chennai, Bangalore, Hyderabad, Kolkata and Noida (UP). We offer managed hosting, security and infrastructure managed services from these facilities. These Data Centers are completely integrated with our IP / MPLS network which provides seamless connectivity for our customers from their premise to their applications hosted in the Data Centers.

Competition

The market we operate in is extremely competitive as the technology landscape is rapidly changing. While we compete with large incumbent players, we also face competition from smaller niche technology companies. We go through the process of Request for Proposals (RFP) from customers. Our ability to operate across the spectrum of ICT has enabled us to win many customers for ala carte integrated solutions. We foresee competition to further intensify with the digital revolutions giving rise to many smaller companies and also due to the trend of insourcing technology services by our customers.

Given our wide spread of services, our competition is also long and varied. As the markets in India for corporate network/data services, Internet access services and online content expand, we will continue to see the entry of newer competitors and those with deeper pockets.

Individually, we will see competition intensify from established players like Reliance Jio, TATA Communications and Bharti for telecom services, Ctrl S, STT, Nxtra and Net Magic for Data Centers, proprietary leaders like IBM and localized players like Ramco for Cloud services, traditional software majors like Infosys, HP, Wipro and TCS for Applications Integration services and large entities like TCS for our Technology Integration services.

Item 3. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of the financial condition and results of operations of our Company should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements and the related condensed notes included elsewhere in this report and the audited financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2023. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see the section in our Annual report captioned “Risk Factors.”

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Overview

We are among the largest integrated information communications technology (or ICT) Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common data network infrastructure reaching more than 1600 cities and towns in India. This network also connects 53 Data Centers across India including Sify’s 11 concurrently maintainable Data Centers across the cities of Chennai, Mumbai, Delhi, Kolkata, Hyderabad and Bengaluru.

Our mission is building a world in which our converged ICT ecosystem and our ‘bring it on’ attitude will be the competitive advantage to our customers. Our 7 core values which is called ‘The Sify way’ are 1) Put customers’ needs first, 2) Be accountable, 3) Treat others with dignity, 4) Be action oriented, 5) Have the courage to confront issues, 6) Always remember that you are a part of Sify’s team, and 7) Protect Sify’s interest always.

Our primary geographic market are India and Rest of the world. Our revenue is derived from services to enterprise customers, comprising Network services, Data Center services and Digital Services which comprise of Managed Network Services, Cloud and Managed services, Technology Integration services and Applications Integration services.

We were incorporated on December 12, 1995 in Andhra Pradesh, India as Satyam Infoway Private Limited, a Company under the Indian Companies Act, 1956 to develop and offer connectivity-based corporate services in India. We completed our initial public offering of ADSs in the United States in October 1999. We listed our ADS on the NASDAQ Global Market on October 19, 1999. In February 2000, we completed our secondary offering of ADSs in the United States.

Digital revolution is driving our customers and prospective customers to transformation in every aspect of their businesses, which would include the entire spectrum of ICT from network, storage, virtualization, network integration, analytics and applications on the cloud. We aim to keep our customers ahead in this journey of digital future with our innovative products and solutions.

Our strategy is driven by the theme “digital@core” which enhances the landscape of our current capabilities to provide advanced solutions that help our customers to embrace their digital transformation journey with ease. This strategy is natural expansion of our cloud@core strategy where we helped customers transition to their digital transformation journey with cloud migration, adoption and scalable infrastructure being the core pitch. However, with digital@core, we offer to transform the applications and business processes landscape with our solutions that will make the digital transformation journey more rewarding. The investments we have made in the past have served us well. We will continue to make investments in building our capacities and resources while optimizing the way in which our operations and business processes are carried out with automation technologies. We are reaching our customers with solutions that are productized with our “digital@core” theme. This approach we believe is in line with the market demands in the domestic market as well as global trends.

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Network services

These primarily consist of network service which addresses the domestic connectivity needs of Indian enterprises and international inward and outward connectivity needs of international enterprises. We do this by leveraging our national Tier 1 IPv6 network infrastructure. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. There is a strong focus on industry verticals such as IT/ITES (IT enabled services), banking and financial services industry (BFSI), Government, manufacturing, pharmaceutical and FMCG. We were one of the first service providers in India to provide MPLS-enabled IPVPN’s on our entire network. We have entered into a strategic partnership with leading Telcos for providing last mile connectivity to customers. Our entire network is MPLS enabled with built in redundancy with world class design and service standards. We have built a carrier neutral internet exchange in India in partnership with Amsterdam Internet Exchange.

Our cable landing station and our investment in submarine cable consortium are our other assets that we extend to our International partners for their international inward and outward connectivity needs. Our cable landing station currently lands 2 major submarine cables; namely Gulf Bridge International (GBI) and the Middle East North Africa cable (MENA).

Data Center services

We operate 11 Concurrently Maintainable Data Centers of which six are located in Mumbai (Bombay) and one each at Noida (UP), Chennai (Madras), Bengaluru, Hyderabad and Kolkata, which are designed to act as reliable, secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration.

Digital services

The following products are offered under Digital Services:

Cloud and managed services: Our on-demand hosting (cloud) services offer end-customers best in class solutions to enterprises. We have joined the global program of two world majors and offer their suite of on-demand cloud services giving them the option to “rent” software licenses on a monthly “pay as you go” basis. This model is aimed at helping Indian companies, both large and small, to safely tap computing capacity inside and outside their firewalls to help ensure quality of service for any application they want to run. Our remote and onsite infrastructure managed services provides continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally. Our innovative SLA driven utility-based On-Demand storage service manages the complete lifecycle of enterprise information, from its inception to its final disposal. The fully managed, utility based, On-Demand, scalable storage platform is powered by global major in data systems. Sify's On-Demand storage service reduces the complexities of deploying and managing multiple storage tiers, and lowers operational costs by automating management with flexible need based pricing. We have also built a stack of managed services for our network customers, like managed WLAN, managed DDoS and security solutions.

Technology Integration services: Our mix of solutions give us the scope to band and extend any or all of these services in multiple formats and scales for client who wish to rest their entire infrastructure with us. Clients get the benefit of our accumulated knowledge base and technical expertise across all points of the ICT spectrum. In terms of cost, these translate into better cost efficiencies. In terms of monitoring, the clients can interact with a singular service provider thereby saving them both implementation and documentation efforts.

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Applications Integration services: Our range of web-applications includes sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems and from practices of Industry standard applications like SAP, Oracle and Microsoft. Our applications integration services operates two of India’s biggest online portals,  www.sify.com and www.samachar.com, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide and launched the services on mobile applications. Sify.com provides a gateway to the Internet by offering communication and search tools such as email, chat, travel, online portfolio management and channels for personal finance, astrology, lifestyle, shopping, movies, sports and news. We offer value-added services to organizations such as website design, development, content management, Online assessment tools, search engine optimization, including domain name management, secure socket layer (SSL) certificate for websites, and server space in required operating system and database. We provide state of the art messaging and collaboration services and solutions such as e-mail servers, LAN mail solutions, anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data and access security over the Internet. We also provide infrastructure-based services on demand, including our on-line testing engine and network management, and digital certification services. On-line testing services include test management software, required servers and proctored examination facilities at Sify’s franchisee points. On-line testing engine offers a secure and flexible way of conducting examinations involving a wide range of question patterns.

Revenues

Network Services

These primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the installation of the connectivity link. In certain cases, these elements are sold as a package consisting of all or some of the elements. We sell hardware and software purchased from third party vendors to our high value corporate clients. Our connectivity services include IPVPN services, Internet connectivity and last mile connectivity (predominantly through wireless). We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service and capacity provided, scope of the engagement and the Service Level Agreement, or SLA. We provide NLD (National Long Distance) and ILD (International Long Distance) services and carry voice traffic for Inter-connect Operators. Revenue is recognized based upon metered call units of voice traffic terminated on our network. The company offers services in the retail voice market in partnership with Skype Communications, S.a.r.l. The company realized revenue from the sale of voice credits and subscriptions of Skype.

Data Center services

Revenue from Data Center services includes revenue from co-location of space and racks on usage of power from large contracts. The contracts are mainly fixed rate for a period of time based on the space or the racks used, and usage revenue is based on consumption of power on large contracts.

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Digital Services

Digital Services

Cloud and Managed Services: Revenue from Cloud and Managed services are primarily from “Cloud and on demand storage”, “Domestic managed services” and “International managed services”. Contracts from Cloud and on demand storage, are primarily fixed and for a period of time. Revenues from Domestic and International managed services comprise of value-added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and could also be based on time and manpower.

Technology Integration Service (TIS): Revenues from TIS comprises of Data Center build services and Security services. Contracts under TIS are based on completion of projects and could also be based on time and manpower.

Applications Integration Services: Revenue from Applications Integration Services (Apps SI) comprises of Online Assessment, Web development, supply chain solutions, content management, sale of Digital certificates and sale, implementation and maintenance of Industry Specific applications like SAP, Oracle and Microsoft. Contracts are primarily fixed in nature for a period of time and also could be based on time and manpower.

Managed Network Services

Network Operations Center (NOC) services offer full network, device and performance monitoring across network infrastructure and providers.

DDoS Protect services which offers protection from DDoS attack to corporate customers.

Managed SDWAN with features such as intelligent routing, faster troubleshooting, zero-touch provisioning, providing application level visibility, security, network management and performance management is a transformational approach to design enterprise WANs to simplify deployment and management of the network.

EDGE Services Portfolio

Edge Connect (Managed WLAN) provides Managed Wi-Fi solutions offering connect devices to the network of the customer and the internet at customer locations.

Internet of Things (IoT) services leverages our network, cloud, applications and network integration capabilities to deliver turnkey solutions to our customers ranging from employee/vehicle tracking to smart metering, smart energy monitoring.

Expenses

Cost of goods sold and services rendered

Network Services

Cost of goods sold and services rendered for the corporate network/data services division consists of telecommunications costs necessary to provide services and cost of goods in respect of communication hardware and security services sold, commission paid to franchisees and cable television operators, the cost of voice termination for voice and VoIP services and other direct costs. Telecommunications costs include the costs of international bandwidth procured from telcos and are required for access to the Internet, providing leased lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission or WPC for provision of spectrum to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards annual maintenance contract and the cost of installation in connectivity business. In addition, the Government of India levies an annual license fee of 8% of the adjusted gross revenue generated from IP-VPN services and Voice services under the Unified license.

Data Center Services

Cost of goods sold and services rendered for the Data Center services consists of cost of electrical power consumed, cost of rental servers offered to customers and cost of licenses used to provide services.

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Digital Services

Digital Services

Cloud and Managed Services: Cost of goods sold and services rendered for the Cloud and Managed services consists of cost of licenses in providing services, cost of billable resources in case of Infrastructure Managed services, third party professionals engaged in providing services, associate costs of the delivery teams and cost of operations of Data Center build-operate-transfer (BOT) projects.

Technology Integration Services: Cost of goods sold and services rendered consists of cost of hardware and software supplied for Data Center build projects, cost of security hardware and software supplied and cost of hardware and software procured for System integration projects.

Applications Integration Services: Cost of goods sold and services rendered consists of professional charges payable to domain specialists and subject matter experts, cost of billable associates of e-learning business, cost of operating in third party facility for online assessment including invigilator costs and cost of procuring and managing content for the websites, cost of digital certificates and platform usage and other direct costs for the revenue streams.

Selling, general and administrative expenses

Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executive, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.

Depreciation and amortization

We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from three to eight years and, in the case of buildings, 28 years. Undersea cable capacity is amortised over a period of 12 years and other intangible assets with finite lives are amortised over three to five years.

Impairment

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated each year at December 31.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination. Corporate assets for the purpose of impairment testing are allocated to the cash generating units on a reasonable and consistent basis.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit or group of units on a pro rata basis.

Inventories

Inventories comprising traded hardware and software are measured at the lower of cost (determined using first-in first-out principle) and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

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Deferred tax

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill, as the same is not deductible for tax purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. Deferred Tax assets in respect of deductible temporary differences are recognised only to the extent of deferred tax liabilities on taxable temporary differences. MAT credit entitlement has been recognised as a deferred Tax asset.

Deferred tax arising on investments in subsidiaries and associates is recognized except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred taxation arising on the temporary differences arising out of undistributed earnings of the equity method accounted investee is recorded based on the management's intention. If the intention is to realize the undistributed earnings through sale, deferred tax is measured at the capital gains tax rates that are expected to be applied to temporary differences when they reverse. However, when the intention is to realize the undistributed earnings through dividend, the Group’s share of the income and expenses of the equity method accounted investee is recorded in the statement of income, after considering any taxes on dividend payable by the equity method accounted investee and no deferred tax is set up in the Group's books as the tax liability is not with the group.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Quarter ended September		Half year ended September
	2023	2022	2023	2022
	%	%	%	%
Revenues	100	100	100	100
Cost of goods sold and services rendered	(63)	(63)	(63)	(63)
Other income/(expense)	1 *	1 *	1 *	1 *
Selling, general and administrative expenses	(20)	(18)	(19)	(17)
Depreciation and amortization expenses	(14)	(12)	(13)	(12)
Profit from operating activities	4	7	6	8
Finance income	1 *	1 *	1 *	1 *
Finance expenses	(5)	(5)	(5)	(4)
Net finance income/(expense)	(3)	(5)	(4)	(5)
Income tax benefit / (expense)	1*	(1)	(1)	(1)
Net profit for the year	1*	1	1	2

* Represents less than 1%

Results of quarter ended September 30, 2023 compared to quarter ended September 30, 2022

The growth in our revenues for the quarter ended September 30, 2023 and quarter ended September 30, 2022 is given below:

			(Rupees in million)
	Quarter ended September 30, 2023	Quarter ended September 30, 2022	Change	% Change
Revenues	8,791	7,938	853	11%

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We have achieved a revenue of ₹ 8,791 Million ($ 105.84 Million), an increase of ₹ 853 Million ($ 10.26 Million) over the same quarter previous year. The increase is primarily contributed by revenue from Data Center Services and Network Services.

The revenue by operating segments is as follows:

			(Rupees in million)
	Revenue		Percentage of revenue
	Quarter ended September 2023	Quarter ended September 2022	Quarter ended September 2023	Quarter ended September 2022	Growth
Network Services	3,571	3,387	41%	43%	5%
Data Center Services	2,717	2,547	31%	32%	7%
Digital Services	2,503	2,004	28%	25%	25%
Total	8,791	7,938	100%	100%	11%

Revenue from Network service increased by ₹184 million ($2.22 million) due to (i) increase in revenue of ₹294 million ($3.54 million) from Connectivity services offsetted by (ii) decrease in Voice Revenue of ₹110 million ($1.32 million) attributable to decrease in ILD & Hubbing Business by ₹119 million ($1.44 million) which offset partially by increase in Voice Revenue by ₹9 million ($0.12 million)

Revenue from Data Center Services has increased by ₹ 170 million ($2.05 million) on account of new contracts and higher capacity utilisation by existing customers.

Revenue from Digital Services has increased by ₹499 million ($6 million) primarily due to (i) increase in Technology Integration Service by ₹ 280 million ($3.37 million) (ii) increase in revenue from Cloud and Managed Services by ₹91 million ($1.09 million), (iii) increase in revenue from Applications Integration Services by ₹ 128 million ($1.54 million) principally from sale of licenses and eLearning services.

Other income

The change in other income is as follows:

			(Rupees in million)
	Quarter ended September 30, 2023	Quarter ended September 30, 2022	Change	% Change
Other Income	53	29	24	82%

Other income has increased by ₹ 24 million ($0.29 million).

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered is set forth in the following table:

			(Rupees in million)
	Quarter ended September 30, 2023	Quarter ended September 30, 2022	Change	% Change
Network services	2,621	2,388	233	10%
Data Center Services	1,208	1,241	(33)	-3%
Digital Services	1,680	1,359	321	24%
Total	5,509	4,988	521	10%

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The cost of goods sold increased by 10% on overall basis, the movement in COGS is explained in detail below:

			(Rupees in million)
	Quarter ended September 30, 2023	Quarter ended September 30, 2022	Change	% Change
Network Costs	1,864	1,769	95	5%
Revenue share	220	220	0	0%
Cost of Hardware / Software	1,180	957	223	23%
Power costs	1,127	1,159	(32)	-3%
Direct Resources costs	704	595	109	18%
Other direct costs	414	288	126	44%
Total	5,509	4,988	521	10%

Network cost comprises cost of bandwidth leased out from telcos, Inter connect charges and IP termination costs payable to carriers. Bandwidth cost increased by ₹ 210 million ($2.52 million) due to capacity increase and IP termination costs decreased by ₹ 115 million ($1.38 million) on account of decrease in minutes thus caused a net increase of ₹ 95 million ($1.15 million).

Revenue share cost comprises of revenue share payable to DOT on ILD, NLD and other services. There is no major increase / decrease observed during this period.

The increase in cost of hardware and software expenses is on account of execution of new projects in systems integration and security services.

Power costs comprises of electricity cost incurred in our data center. There is a marginal decrease in power utilization by the customers which in turn reduced the power costs by ₹ 32 million ($ 0.39 million).

Direct resources costs are comprised of (i) the cost of resources deployed on the network infrastructure delivery (ii) resources involved in delivery of application services (iii) cost of billable resources associated with the eLearning and infrastructure managed services. These resource costs increased by ₹ 109 million ($1.31 million) compared to previous period on account of new recruitments.

Other direct costs are comprised of link implementation and maintenance charges for the Network services, onetime costs for data center services for on boarding new customers, platform costs for Cloud storage, direct cost of application services, digital certificate platform costs, content costs, delivery costs of application services, subject matter experts for international business. The major increase in other direct costs is in the platform costs for Cloud storage where the cost increased by ₹ 126 million ($1.52 million)

We are continuously seeking cost efficiencies and process optimization to maximize the return.

Selling, General and Administrative expenses

Selling, general and administrative expenses of the Company are set forth as follows:

			(Rupees in million)
	Quarter ended September 30, 2023	Quarter ended September 30, 2022	Change	Change (%)
Operating Expenses	443	439	4	1%
Selling & Marketing Expenses	50	48	2	4%
Associate Expenses	803	551	252	46%
Other Indirect Expenses	362	352	10	3%
Provision for doubtful debts and advances	105	50	55	110%
Forex (gain) / loss	0	0	0	0%
Total	1,763	1,440	323	22%

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Operating expenses includes rental, repairs and maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centers. Operating expenses increased by on account of increase in repairs and maintenance and network operating cost.

Selling and Marketing expenses consist of, selling commission payable to sales partners, discounts payable to customers, incentive to salesmen and marketing and promotion costs. Selling & Marketing cost have marginally increased by ₹2 million.

Associate expenses, consists of the annual cost of the employees who are part of the Sales and marketing function, Business development, General management and support services. Associate expenses have increased by ₹ 252 million during the quarter compared to previous quarter.

Other Indirect expense consist of cost of facilities, electricity charges incurred on facilities, travel cost, Legal charges, professional charges, communication and others. There is an increase in Indirect Expenses due to increase in operational expenses.

Provision for Doubtful debts consists of the charge on account of the provisions created during the year against doubtful debtors. The increase / decrease in Provision for Doubtful debts will be on account of prudent provisioning of debtors.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

			(Rupees in million)
	Quarter ended September 30, 2023	Quarter ended September 30, 2022	Change	% Change
Depreciation and amortization	1213	956	257	27%
As a percentage of carrying value	3%	4%

The increase in depreciation is primarily on account of capitalisation of fixed assets during the period.

Profit from operating activities

			(Rupees in million)

	Quarter ended September 30, 2023	Quarter ended September 30, 2022	Change	% Change
Operating profit	359	582	(223)	(38)%
As a percentage of revenue	4%	7%

Operating profit has decreased by 38% over the previous year same period due to increase in depreciation and Selling, general and administrative expense.

Finance income/expense

			(Rupees in million)
	Quarter ended September 30, 2023	Quarter ended September 30, 2022	Change	% Change
Finance Income	139	2	137	6850%
Finance expense	445	364	81	22%
Net finance expense	306	362	(56)	(15)%

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The increase in finance income is principally due to receipt of interest on deposits increased during the current period. The increase in finance expenses is principally on account of increase in interest rates and availment of loans.

Net Profit

			(Rupees in million)
	Quarter ended September 30, 2023	Quarter ended September 30, 2022	Change	% Change
Net Profit	15	112	(97)	(87)%
As a percentage of revenue	0.17%	1%

Tax expense for the period is ₹ 37 million ($ 0.45 million). This tax expense is measured based on the projected profit for the year for entities forming part of the Group. When there is a current tax credit/asset for the interim period, the same is not recognised since the reversal is projected in the current tax period. The effective tax rate for those entities will be different to this extent for the interim period. Net profit as a 87% of revenue has decreased over the previous year same period due to higher Cost of goods sold, Depreciation and Selling, General and Administration expenses.

Results of half year ended September 30, 2023 compared to half year ended September 30, 2022

Revenues

The growth in our revenues in for the half year ended September 30, 2023 and the half year ended September 30, 2022 is given below

			(Rupees in million)
	Half year ended September 30, 2023	Half year ended September 30, 2022	Change	% Change
Revenues	17,338	15,676	1,662	11%

We have achieved a revenue of ₹ 17,338 million ($208.75 million), an increase of ₹ 1,662 million ($ 20.08 million) over same period previous year. The increase is primarily contributed by revenue from Digital Services and Data Center Services.

The revenue by operating segments is as follows:

			(Rupees in million)
	Revenue		Percentage of revenue
	Half year ended September 30, 2023	Half year ended September 30, 2022	Half year ended September 30, 2023	Half year ended September 30, 2022	Growth
Network Services	6,999	6,470	40%	41%	8%
Data Center Services	5,420	5,163	31%	33%	5%
Digital Services	4,919	4,043	29%	26%	22%
Total	17,338	15,676	100%	100%	11%

Revenue from Network service increased by ₹529 million ($6.37 million) due to (i) increase in revenue of ₹476 million ($5.73 million) from Connectivity services offsetted by (ii) increase in Voice Revenue of ₹53 million ($0.64 million) attributable to increase in ILD & Hubbing Business by ₹36 million ($0.43 million) and increase in Voice Revenue by ₹17 million ($0.20 million)

Revenue from Data Center services has increased by ₹ 257 million ($3.10 million) on account of new contracts and higher capacity utilisation by existing customers.

Revenue from Digital Services has increased by ₹876 million ($10.55 million) primarily due to (i) increase in Technology Integration Service by ₹ 605 million ($7.28 million) (ii) increase in revenue from Cloud and Managed Services by ₹63 million ($0.75 million), (iii) increase in revenue from Applications Integration Services by ₹ 208 million ($2.50 million) principally from sale of licenses and eLearning services.

.

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Other income

The change in other income is as follows:

			(Rupees in million)
	Half year ended September 30, 2023	Half year ended September 30, 2022	Change	% Change
Other Income	67	78	(11)	(14)%

Other income has decreased by ₹ 11 million ($0.13 million). The decrease is primarily on account of decrease in miscellaneous income.

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered is set forth in the following table:

			(Rupees in million)
	Half year ended September 30, 2023	Half year ended September 30, 2022	Change	% Change
Network services	5,083	4,564	519	11%
Data Center Services	2,426	2,565	(139)	(5)%
Digital Services	3,371	2,770	601	22%
Total	10,880	9,899	981	10%

The cost of goods sold has increased by 10% on overall basis; the movement in COGS is explained in detail below:

			(Rupees in million)
	Half year ended September 30, 2023	Half year ended September 30, 2022	Change	% Change
Network Costs	3,705	3,383	322	10%
Revenue share	429	425	4	1%
Cost of Hardware / Software	2,411	2,131	280	13%
Power costs	2,281	2,226	55	2%
Direct Resources costs	1,339	1,152	187	16%
Other direct costs	715	582	133	23%
Total	10,880	9,899	981	10%

Network cost comprises cost of bandwidth leased out from telcos, Inter connect charges and IP termination costs payable to carriers. Bandwidth cost increased by ₹ 334 million ($4.02 million) due to capacity increase and IP termination costs decreased by ₹ 12 million ($0.14 million) on account of decrease in minutes thus caused a net increase of ₹ 322 million ($3.88 million).

Revenue share cost comprises of revenue share payable to DOT on ILD, NLD and other services. Revenue Share increased Marginally by ₹ 4 million ($0.04 million)

The increase in cost of hardware and software expenses is on account of execution of new projects in systems integration and security services.

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Power costs comprises of electricity cost incurred in our data center. The ₹ 55 million ($ 0.66 million) Increase in the cost is on account of increase in power utilisation by customers.

Direct resources costs are comprised of (i) the cost of resources deployed on the network infrastructure delivery (ii) resources involved in delivery of application services (iii) cost of billable resources associated with the eLearning and infrastructure managed services. These resource costs increased by ₹ 187 million ($2.25 million) compared to previous period on account of new recruitments.

Other direct costs are comprised of link implementation and maintenance charges for the Network services, onetime costs for data center services for on boarding new customers, platform costs for Cloud storage, direct cost of application services, digital certificate platform costs, content costs, delivery costs of application services, subject matter experts for international business. The major increase in other direct costs is in the platform costs for Cloud storage where the cost increased by ₹ 133 million ($1.60 million)

We seek to continue in the path of achieving cost efficiencies and process optimization to maximize the return.

Selling, General and Administrative expenses of the Company are set forth as follows:

			(Rupees in million)
	Half year ended September 30, 2023	Half year ended September 30, 2022	Change	Change (%)
Operating Expenses	868	869	(1)	0%
Selling & Marketing Expenses	84	50	34	68%
Associate Expenses	1,406	1,075	331	31%
Other Indirect Expenses	680	620	60	10%
Provision for doubtful debts and advances	173	100	73	73%
Forex (gain) / loss	4	0	4	100%
Total	3,215	2,714	501	18%

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Operating expenses includes rental, repairs and maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centers. Operating expenses marginally decreased

Selling and Marketing expenses consist of, selling commission payable to sales partners, discounts payable to customers, incentive to salesmen and marketing and promotion costs. Selling & Marketing expenses have increased by ₹34 million ($ 0.41 millions)

Associate expenses, consists of the annual cost of the employees who are part of the Sales and marketing function, Business development, General management and support services. Associate expenses have increased by ₹ 331 million ($3.99 million) during the half-year when compared to the same period in the previous year

Other Indirect expenses consist of cost of facilities, electricity charges incurred on facilities, travel cost, Legal charges, professional charges, communication and others. There is an increase in Indirect Expenses due to increase in operational expenses.

Provision for Doubtful debts consists of the charge on account of the provisions created during the year against doubtful debtors. The increase / decrease in Provision for Doubtful debts will be on account of prudent provisioning of debtors.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

			(Rupees in million)
	Half year ended September 30, 2023	Half year ended September 30, 2022	Change	% Change
Depreciation and amortization	2,332	1,883	449	24%
As a percentage of carrying value	7%	8%

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The increase in depreciation is primarily on account of capitalisation of fixed assets during the period.

Profit from operating activities

			(Rupees in million)
	Half year ended September 30, 2023	Half year ended September 30, 2022	Change	% Change
Operating profit	978	1,258	(280)	(22)%
As a percentage of revenue	6%	8%

Operating profit as a 22% has decreased over the same period in the previous year due to increase in depreciation and Selling, general and administrative expense..

Finance income/expense

			(Rupees in million)
	Half year ended September 30, 2023	Half year ended September 30, 2022	Change	% Change
Finance Income	164	65	99	152%
Finance expense	941	708	233	33%
Net finance expense	777	643	134	21%

The increase in finance income is principally due to higher receipt of interest on deposits during the current period ₹ 99 million ($ 1.19 million). The increase in finance expenses is principally on account of increase in interest rates and availment of loans.

Net Profit

			(Rupees in million)
	Half year ended September 30, 2023	Half year ended September 30, 2022	Change	% Change
Net Profit	110	383	(273)	(72)%
As a percentage of revenue	1%	2%

Net profit decreases by 72% over the same period in the previous year due to higher Depreciation and Selling, Genenral and Administration expenses.

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Liquidity and Capital Resources

We have financed our operations largely through cash generated from operations, equity issuance and bank borrowings. Our liquidity requirements are for meeting working capital needs and capital expenditure required to upgrade and maintain our existing infrastructure.

The following table summarises our cash flows for periods presented:

	Half year ended September 30, 2023	Half year ended September 30, 2022	Half year ended September 30, 2023
	₹ In million	₹ In million	US $ in million
Net cash from / (used in) operating activities	2,847	2,523	34.28
Net cash from / (used in) investing activities	(5,667)	(4,830)	(68.23)
Net cash from / (used in) financing activities	5,808	(352)	69.93
Effect of exchange rate changes on cash and cash equivalents	-	-	-
Net increase / (decrease) in cash and cash equivalents	2.988	(2,659)	35.98

As at September 30, 2023 and 2022 we had working capital of ₹ 2,703 million and ₹ 527 million (negative) which includes cash and cash equivalents of ₹ 6,878 million and ₹ 1,544 million respectively. Our working capital net of cash and cash equivalents is ₹ 4,865 million (negative) and ₹ 3,302 million (negative) as at September 30, 2023 and 2022. We believe that with cash from operations, existing lines of credit and capital availability from our promotor group, we have sufficient resources to meet our liquidity requirements.

Our short term borrowings to finance working capital requirements are primarily financed by cash credit facilities with banks. Borrowings for capital expenditures are financed through capital leases and long term loans. We have foreign currency demand loans which carry lower interest rates compared to Indian Rupee loans, but are subject to exchange fluctuations, due to which there could be an adverse impact on cash outflows.

On October 22, 2010, the company entered into a subscription agreement with Mr. Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the offering. Pursuant to the terms of this subscription agreement, the company issued and allotted 125,000,000 equity shares to an entity affiliated and controlled by Mr. Raju Vegesna, our CEO, Chairman and Managing Director. In accordance with Indian law, the purchase price is to be paid at such time as determined by Board of Directors of the company. During the fiscal year 2019, the Company has received an aggregate of ₹900 million in connection with this private placement, resulting in an aggregate of ₹ 4,000 million received till date. During the fiscal year 2019, all 125,000,000 shares were fully paid.

Our ongoing working capital requirements are significantly affected by the profitability of our operations and we continue to periodically evaluate existing and new sources of liquidity and financing. We are taking steps to improve the cash position to meet our currently known requirements at least over the next twelve months. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.

Cash and cash equivalents:

Cash and cash equivalents comprise of ₹ 7,570 million, ₹ 2,775 million, in bank accounts and ₹ 6,181 million, ₹ 1,400 million in the form of bank deposits as of September 30, 2023 and 2022, respectively, out of which cash deposits in the form of margin money is restricted for use by us amounting to ₹ 1,325 million and 1,330 million respectively balance in cash and cheque amounting to ₹ 0.5 million.

Net cash generated from operating activities for the half year ended September 30, 2023 was ₹ 2,847 million ($ 34 million), ₹ 324 million ($ 3.9 million) higher than previous period. This is mainly attributable to increase in trade and other receivables during the period of ₹ 3,523 ($ 42 million), a decrease in contract asset and contract liabilities by ₹ 766 million ($ 9.22 million) an increase in trade and other payables of ₹ 3,716 million ($ 45 million), due to payment of tax by ₹ 886 million ($ 11 million) and other assets by ₹ 151 ($ 1.82 millions).

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Net cash generated from operating activities for the half year ended September 30, 2022 was ₹ 2,523 million ($ 31 million), ₹ 55 million ($ 0.67 million) higher than previous period. This is mainly attributable to increase in trade and other receivables during the period of ₹ 3,049 ($ 37.39 million), a decrease in contract asset and contract liabilities by ₹ 213 million ($ 2.62 million) an increase in trade and other payables of ₹ 67 million ($ 0.82 million), decrease in tax expenses ₹ 389 million ($ 4.77 million) and decrease in other line items by ₹ 95 ($ 1.17 millions).

Net cash generated from operating activities for the previous half year ended September 30, 2021 was ₹56 million ($ 0.75 million), ₹3,005 million ($ 36.18 million) lesser than previous period. This is mainly attributable to decrease in trade and other receivables during the period of ₹ 4,691 ($ 63.17 million), an increase in trade and other payables of ₹ 1,356 million ($ 18.26 million), increase in tax expenses ₹706 million ($ 9.51 million) due to receipt of previous year’s tax refund, increase in contract liabilities by ₹ 734 million ($ 9.89 million) and increase in other line items by ₹ 1,895 ($ 26 millions).

Net cash used in investing activities for the half year ended September 30, 2023 was ₹ 5,667 million ($ 68 million), primarily on account of additional expenditures on property, plant and equipment amounting to ₹ 5,374 million ($ 65 million), increase in Right of Use assets by ₹ 240 million ($ 2.89 million) and due to purchase of corporate debt securities of ₹ 140 million ($ 1.69 millions) and offset by other line items such as finance income of ₹ 86 million ($ 1.04 million).

Net cash used in investing activities for the half year ended September 30, 2022 was ₹ 4,830 million ($ 59 million), primarily on account of additional expenditures on property, plant and equipment amounting to ₹ 4123 million ($ 51 million), additional expenditures on intangibles amounting to ₹ 200 million ($ 2 million) increase in Right of Use assets by ₹ 152 million ($ 2 million) and due to purchase of corporate debt securities of ₹ 387 million ($ 5 millions) and offset by other line items such as finance income of ₹ 27 million ($ 0.33 million).

Net cash used in investing activities for the previous half year ended September 30, 2021 was ₹ 2,705 million ($ 37 million), primarily on account of additional expenditures on property, plant and equipment amounting to ₹ 2,146 million ($ 29 million), additional expenditures on intangibles amounting to ₹ 270 million ($ 4 million) increase in Right of Use assets by ₹ 73 million ($ 1 million) and due to purchase of corporate debt securities of ₹ 244 ($3 millions) and offset by other line items.

Net cash used in financing activities for the half year ended September 30, 2023 was ₹ 5,808 million ($ 69.93 million), This was mainly attributable to net of proceeds and repayment of borrowings by ₹ 1,332 million ($ 16 million), ₹ 6,000 million ($ 72 million) Compulsorily convertible debentures issued to Kotak Data Centre Fund (KDCF) proceeds from issue of shares (ESOP) by ₹ 22.34 million ($ 0.27 million), repayment of lease liability by ₹ 132 million ($ 1.59 Million) and finance expenses paid of ₹ 1,416 millions ( $ 17 million) of which coupon charges on CCD towards ₹ 85 million ( $ 1.02 million)

Net cash used in financing activities for the half year ended September 30, 2022 was ₹352 million ($ 4 million), This was mainly attributable to net of proceeds and repayment of borrowings by ₹ 492 million ($ 6 million), proceeds from issue of shares (ESOP) by ₹ 6 million ($ 0.07 million), repayment of lease liability by ₹ 191 million ($ 2 Million) and finance expenses paid of ₹ 658 millions ( $ 8 million).

Net cash used in financing activities for the previous half year ended September 30, 2021 was ₹278 million ($ 6 million), This was mainly attributable to net of proceeds and repayment of borrowings by ₹ 317 million ($ 5 million), proceeds from issue of shares (ESOP) by ₹ 23 million ($ 0.31 million), repayment of lease liability by ₹ 109 million ($ 1 Million) and finance expenses paid of ₹ 510 million ( $ 7 million).

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Tax Matters

➢	Residential Status: A person is said to be resident in India if:

•	A person of Indian Origin becomes resident if stay in India more than 182 days or stays for 365 or more days in the 4 preceding years and a minimum of 60 days in the current financial year.

•	A person is a resident but not an ordinary resident if stay in India is less 730 days out of 7 preceding years and has not been a resident in India in at least 2 out of 10 immediately previous years.

•	Deemed to be resident if an Indian citizen is not liable to tax in any other country due to any reason.

▪	CBDT clarified that Indian citizens who are bona fide workers in other countries are not included and their foreign income is not taxable in India

➢	Filing of Return of Income (ROI) by Non-residents: As per earlier provisions, Non-Residents/ foreign companies need not file ROI if their income includes dividend & interest income. Now, royalty & Fees for Technical Services have also been included in this exception. However, corresponding Transfer Pricing provisions have not been amended and hence Transfer Pricing compliances are still to be adhered to. Further, if withholding taxes were applied on such royalty/ fee for technical services under the provisions of Double Taxation Avoidance Agreement, above concession is not applicable.

Relaxations/ Assessee favoring decisions by Income Tax department:

▪	Section 115BAB: Extension of last date for commencing manufacturing operations to avail lower tax rate of 15% from 31 March 2023 to 31 March 2024

Certain provisions of the Income-tax Act, 1961 (‘the Act’) amended resulting in possibilities of increased disallowances/ reduced deductions for businesses:

▪	Section 40: Surcharge and cess not deductible

▪	Section 14A: Disallowance would be warranted even if no exempt income is earned during the year

▪	Section 37: Any amount incurred for any offense or for compounding any offense under any law in force in or outside India and for providing any benefit or perquisite to any person which is in violation of any law governing the conduct of such person would not be allowable as deduction

▪	Section 43B: Conversion of interest liability to debentures cannot be treated as actual payment against discharge of liability and hence not allowable as deduction

▪	Section 50: Reduction of goodwill from block of assets would be treated as transfer

▪	Section 79A: No set-off of losses against undisclosed income coming to light consequent to search, requisition and survey

▪	Section 115BBD: Concessional tax rate of 15 percent on dividend from specified foreign companies discontinued

▪	Section 194R*: Benefit or perquisite provided to a resident carrying on business or profession, exceeding INR 20,000 in a year, shall be subjected to TDS at 10 percent of the value of such benefit/ perquisite

Finance Act, 2023 has amended various provisions of the Act. Captured below are the amendments relevant in the context of the current discussion:

▪	Section 80-IAC: Extension of last date for incorporation of eligible startups (engaged in innovation, development or improvement of products or processes or services or a scalable business model with a high potential of employment generation or wealth creation) from 31 March 2023 to 31 March 2024 to avail profit linked exemption (100 percent of profits allowed as deduction).

▪	Section 43B: Deduction of payments to MSME allowed only on actual payment basis except where the same is not due as per the timelines provided in the MSME Act, 2006.

▪	Section 9: Receipt of gifts by residents but not ordinarily residents within the purview of income deemed to accrue or arise in India.

▪	Section 56(2)(vii)(b): Applicability extended to receipt of excess consideration for issue of shares to a resident company from non-resident/ resident but not ordinarily residents as well.

▪	Section 49: Cost of acquisition for certain capital assets such as intangibles or any similar other right clearly defined as ‘NIL.

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▪	Section 206AA/AB: Exclude from its purview of higher rate of TDS persons not liable to file income tax returns.

▪	Sections 154 and 155: Provides procedure for grating TDS credit in relation to income offered to tax in earlier years.

▪	Penalty provisions introduced for non-compliance with TDS obligations under sections 194R (Benefit or perquisite provided to a resident carrying on business or profession, exceeding INR 20,000 in a year, shall be subjected to TDS at 10 percent of the value of such benefit/ perquisite) and 194S (mandates TDS by any person making payment to any resident in India on purchase/ transfer of a virtual digital asset).

▪	Penalty provisions introduced for submitting inaccurate information in Specified Financial Transactions (‘SFT’) return (specified entities required to furnish certain reportable transactions such as issue of bonds/debentures/ shares, buy back of shares, dividend distribution, etc. undertaken during the year.

▪	Relaxation to enable filing of modified return by the successor in the case of Business reorganization within six months of the court order and authority to and procedure to be followed by the officer in such scenarios also prescribed.

▪	The Supreme Court hold that Telecom License Fees payable by Telecom players is capital in nature (even when the same is not paid as a one-time charge and paid in instalments as a percentage of Gross Revenue under the New Telecom Policy, 1999) and hence not an allowable expenses deduction.

Further, while it is held that the said capital expenditure being the license fee can be amortized under section 35ABB of the Act over the life of the license, mechanism for computing the same in a scenario of annual payments has not been clarified.

1.	OTHER AMENDMENTS

Goods & Services Tax (GST):

Recommendations of the GST Council at its 52nd meeting held on 7 October 2023

GST Council has made various recommendations which include changes in tax rates of goods and services, introduction of amnesty scheme for filing of appeals, issuance of clarification on guarantees provided by directors and related persons and various trade facilitation measures.

Change in GST rates for goods and clarifications thereof

•    Amendment proposed in GST rate notification to include extra neutral alcohol (ENA) for industrial use' in line with the HS code in Customs tariff and taxable under GST at 18%

•    ENA used for manufacture of alcoholic liquor for human consumption proposed to be out of purview of GST. Suitable amendment in the law will be suggested by the Law Committee in this regard

•    GST rate on “food preparation of millet flour in powder form, containing at least 70% millets by weight” proposed to be changed as:

—         0% if sold in other than pre-packaged and labelled form

—         5% if sold in pre-packaged and labelled form

•    As of now, IGST is applicable at 5% on value of the vessel of foreign going vessel if it converts to a coastal run. A conditional IGST exemption is recommended on foreign flag foreign going vessel when it converts to a coastal run subject to its reconversion to foreign going vessel in six months

•    GST rate on molasses proposed to be reduced from 28% to 5%

•    GST Council recommended a clarification to tax imitation zari thread or yarn out of metallised polyester film/ plastic film at 5%. No refund will be allowed on metallised polyester film/ plastic film under inverted duty structure

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Changes in GST rates on services and clarifications

•    Liability to pay GST on bus transportation services supplied through ECOs was placed on such ECOs from 1 January 2022. Bus operators organized as companies proposed to be excluded from the purview of section 9(5) of CGST Act where ECOs have been made liable to pay GST instead of a supplier of service

•    Supply of all goods and services by Indian Railways shall be taxed under forward charge

•    Services of water supply, public health, sanitation conservancy, solid waste management and slump improvement and upgradations supplied to government authorities proposed to be exempted from GST

•    Proposed to issue a clarification with respect to services for processing of barley into malts at 5% instead of 18%

Trade facilitation measures

•    Amnesty scheme proposed for appeals in following cases:

—        Where taxpayers were unable to file appeals within the prescribed time limit against orders issued under specified provisions of GST law on or before 31 March 2023, or the appeals against the said orders were rejected solely on the ground of limitation

—        Taxpayers will be allowed to file appeal until 31 January 2024 only upon payment of enhanced pre-deposit equivalent to 12.5% of tax under dispute out of which at least 2.5% to be paid in cash

•    Clarification proposed regarding taxability of personal or corporate guarantee providing clarity that:

—        Personal guarantee given by a director will be subject to GST if a company pays consideration in lieu of obtaining such guarantee from a director. If no consideration is paid by the company, then the open market value of such service shall be zero. Hence, no GST will be payable on personal guarantee

—        Corporate guarantee will be subject to GST. The value will be higher of 1% of amount of guarantee or the consideration payable, irrespective of whether full input tax credit (ITC) is available to the recipient of services or not

—        Suitable amendment in rule is proposed with respect to prescribing the above valuation methodology of corporate guarantee

•    Amendment in GST Rules proposed to facilitate automatic restoration of provisionally attached property after completion of one year

•    Circulars proposed to be issued to clarify the place of supply of the following services:

—        Service of transportation of goods, including by mail or courier, in cases where the location of supplier/ recipient of services is outside India

—        Advertising services

—        Co-location services

•    Remittance received in special INR vostro account (as permitted by RBI) for services to qualify as export of service. A clarification in this regard is recommended by GST Council

•    Suppliers of goods or services (except the commodities like pan masala, tobacco, gutkha, etc.) to a Special Economic Zone (SEZ) developer/ unit for authorised operations to be allowed for effecting such supplies on payment of IGST and claim the refund of tax so paid

Other recommendations

•    GST law proposed to amend the definition of ISD and the manner and procedure of distribution of ITC through ISD to make distribution of ITC pertaining to common services, mandatory through the ISD mechanism

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•    Minimum and maximum age limit of President and members of GST Appellate Tribunal proposed to be amended. Further, an advocate with 10 years of substantial experience in litigation under indirect tax laws in VAT Tribunals/ CESTAT/ High Court/ Supreme Court, proposed to be eligible for the appointment as judicial member

Off-Balance Sheet Arrangement

We have not entered into any off balance sheet arrangement other than contractual obligations such as operating lease arrangements disclosed below as defined by SEC final rule 67 (FR-67) “Disclosures in Management’s Discussion and Analysis” about off balance sheet arrangements and aggregate contractual obligations.

Contractual obligations

Set forth below are our contractual obligations as at September 30, 2023:

Payments due by period (₹ 000s)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt obligations	19,981,597	3,680,031	7,390,441	5,227,404	3,683,721
Short term borrowings	3,819,054	3,819,054	-	-	-
Lease Liabilities	6,335,430	600,205	891,464	660,705	4,183,056
Purchase obligations	9,020,163	9,020,163	-	-	-

Item 4. Quantitative And Qualitative Disclosures About Market Risk

General

 Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and debt. Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss.

Please see Note 34 to the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2023.

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Risk Management Procedures

 We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.

New accounting pronouncements not yet adopted by the Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after April 1, 2024 or later periods. Those which are considered to be relevant to the Company’s operations are set out below.

Amendments to IAS 1

On October 31, 2022, the IASB issued 'Non-current Liabilities with Covenants (Amendments to IAS 1)'. The amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require a company to disclose information about these covenants in the notes to the financial statements. The amendments are effective for reporting periods beginning on or after January 1, 2024, with earlier application permitted.

The adoption of these amendments to IAS 1 is not expected to have any material impact on the consolidated financial statements.

Amendments to IFRS 16

On September 22, 2022, the IASB issued ‘Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)’ amendments specifying the requirements to be used by a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendment is intended to improve the requirements for sale and leaseback transactions in IFRS 16 and will not change the accounting for leases unrelated to sale and leaseback transactions. These amendments are effective for annual reporting periods beginning on or after January 1, 2024, and are to be applied retrospectively, with earlier application permitted.

The adoption of amendments to IFRS 16 is not expected to have any material impact on the consolidated financial statements.

Amendments to IAS 7 and IFRS 7

On May 25, 2023 International Accounting Standards Board (IASB) has issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosure which requires entities to disclose information that enables users of financial statement to assess how supplier finance arrangements affect its liabilities and cash flows and to understand the effect of supplier finance arrangements on an entity’s exposure to liquidity risk and how the entity might be affected if the arrangements were no longer available to it.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2024, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 21

On August 15, 2023, International Accounting Standards Board (IASB) has issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates, Lack of Exchangeability that will require companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. These amendments specify when a currency is exchangeable into another currency and when it is not and specify how an entity determines the exchange rate to apply when a currency is not exchangeable.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2025, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

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Item 5. Controls and Procedures

Disclosure Controls and Procedures

As at September 30, 2023, our management, with the participation of our chief executive officer and chief financial officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of September 30, 2023, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that material information related to us is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

Changes in internal control over financial reporting

During the half year ended September 30, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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Part II. Other Information

Item 1. Legal Proceedings

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. These legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.

See Note 17 of notes to Unaudited Condensed Consolidated Interim Financial Statements in Part I above and Note 31 of the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2023.

Item 1A. Risk Factors

For information regarding factors that could affect the Company’s results of operations, financial condition and liquidity, see the risk factors discussion set forth in Item 1A of our Annual Report on Form 20-F for the fiscal year ended March 31, 2023 and the information under “Forward-Looking Statements” included in this Report. There have been no material changes to our Risk Factors except those mentioned below from those disclosed in our Annual Report on Form 20-F for the fiscal year ended March 31, 2023.

Geopolitical risk stemming from political instability and military hostilities may adversely affect our business and operating results significantly.

The uncertain nature, magnitude and duration of political instability and military hostilities, including the recent conflict in Israel with Hamas and the Russia-Ukraine war could lead to significant disruptions to the global economy. Such effects from such political instability and military hostilities cannot be estimated with certainty, but may impact businesses across the globe both in the short term and the long term with rising commodity prices and its demands, lower supply of energy resources, rising interest costs to counter inflationary conditions, loss in value of currencies, supply chain interruptions, changes in consumer or purchaser preferences and social instability. Any such adverse impact on the businesses could potentially affect our business, the mitigation for the same could not be planned with certainty due to the uncertainty of the impact such events could have. There could also be increased cybersecurity threats and sanctions between countries due to the position taken by our Government. Any or all these effects from geopolitical risk may adversely affect our business and operating results significantly.

Item 2. Unregistered Sale of Equity Securities and Use of Proceeds

None.

Items 3. Defaults upon Senior Securities

None.

Item 4. Mine safety Disclosure

Not applicable.

Item 5. Other Information

Cessation of office of Director

On November 2, 2022, the Board of Directors of the Company noted the cessation of office of Mr Ananda Raju Vegesna from the position of Whole Time Director of the Company, who is the brother of Mr Raju Vegesna, the Company’s CEO, Chairman and Managing Director. The cessation, which was effective at the close of business on October 28, 2022, was pursuant to the provisions of Section 167(1)(b) of the Companies Act, 2013. Section 167(1)(b) of the Indian Companies Act, 2013 provides that if a director of a company is absent from all the meetings of the board of directors held during a period of 12 months with or without seeking leave of absence, that director’s office as a director shall become vacant.

Appointment of  Director

Mr M P Vijay Kumar has been serving the Company as the Chief Financial Officer since October 2007. Based on the recommendation of the Nomination and Remuneration Committee, the Board appointed him as a Whole-Time Director (Additional) of the Company as per section 196 (2) of the Indian Companies Act, 2013. As per Section 161(1) of the Indian Companies act, 2013 read with Companies (Appointment and Qualification of Directors) Rules, 2014 and Clause 50 of the Articles of Association of the Company, an Additional Director shall hold office until the date of the next Annual General Meeting of the Company.

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He shall continue to function as Key Managerial Personnel (CFO) of the Company as per the provisions of the Indian Companies Act, 2013. He was designated as Executive Director and Group Chief Financial Officer since November 14, 2022.

The above appointment as a Whole Time Director is for a period of five years effective November 14, 2022 and subject to the approval of the Shareholders at the next General Meeting of the Company. Subsequently, at the Twenty Seventh Annual General Meeting held on August 25, 2023, the Shareholders of the Company approved the appointment of Mr. M P Vijay Kumar as a Whole Time Director and the position of additional director also regularized as per the provisions of Indian Companies Act, 2013.

Effective November 14, 2022, Mr M P Vijay Kumar will be paid remuneration by way of Salary, Perquisites, Incentive, allowances and other benefits for his tenure as a Whole Time Director, as may be determined by the Committee and the Board from time to time and subject to the approval of the Shareholders, as may be required. The above remuneration shall be inclusive of the Variable Pay by way of Performance Linked Incentive to be paid as per the Policy of the Company. The overall remuneration effective will not exceeding Rs 500 lacs p.a. or 5% of the Net Profit as per section 198 of the Indian Companies Act, 2013 whichever is higher during the term of 5 years and which is subject to the approval of the Shareholders at the ensuing Annual General Meeting by a Special Resolution.

In any Financial Year during the tenure of Mr M P Vijay Kumar as the Whole Time Director, the Company incurs a loss or its profits are inadequate, the Company shall continue to pay to him the remuneration (increased on a time scale during the tenure of five years) as fixed by the Board within the overall remuneration approved by the Shareholders.

However, the aggregate remuneration (Fixed and Variable pay) payable to him shall always be subject to the overall ceilings as may be approved by the Shareholders at the General Meeting in compliance with Section 197 read with Schedule V of the Indian Companies Act, 2013 and the Rules made thereunder.

During the period November 14, 2022 until the conclusion of the next General Meeting, the excess remuneration paid, if any, shall be subject to approval of Shareholders in the General Meeting. In this connection, the remuneration of Rs.59.02 lakhs paid to Mr. M. P. Vijay Kumar, Whole-time Director & Chief Financial Officer from November 14, 2022 to till March 31, 2023. As per the provisions of the Act, the maximum remuneration payable to Mr. M. P. Vijay Kumar proportionately from the date of appointment as a Whole-time Director i.e. from November 14, 2022 till 31st March 2023 amounts to Rs.58.48 lakhs.

As a result of the above, the remuneration paid to Mr. M. P. Vijay Kumar for the financial year 2022-23 exceeded the limits specified under Section 197 of the Act read with Schedule V thereto by Rs.54,023. (Rupees Fifty-Four Thousand and Twenty-Three only)

As per Section 197 (9) of the Act, if any Director draws or receives, directly or indirectly, by way of remuneration any such sum in excess of the limits prescribed by this Section, he shall refund such sum to the company, within two years or such lesser period as may be allowed by the company, and until such sum is refunded, hold it in trust for the company.

However, pursuant to Section 197(10) of the Act, the members of the Company can waive the recovery of such excess remuneration paid by passing a Special Resolution within two years from the date the sum becomes refundable.

Considering the commendable contributions of Mr. M. P. Vijay Kumar to the Company, it is justified to waive the recovery of the excess remuneration paid during the financial year 2022-23 and the members also approved the waiver of excess Remuneration paid from November 14, 2022 to March 31, 2023 at the meeting held on August 25, 2023.

He shall also be entitled to reimbursement of all legitimate expenses incurred by him while performing his duties as per the policy of the Company and such reimbursement will not form part of his remuneration. He shall not be entitled to sitting fees for attending Meetings of the Board and shall not be liable to retire by rotation.

During the tenure of the above appointment, the Committee or the Board of Directors, shall have the authority to alter or vary the terms and conditions of appointment including remuneration payable to Mr M P Vijay Kumar as per the provisions of Indian Companies Act, 2013 and the subject to the approval of the Shareholders

Item 6. Exhibits

None.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20-11-2023

SIFY TECHNOLOGIES LIMITED

By:	/s/ MP Vijay Kumar
	Name:	MP Vijay Kumar
	Title:	Chief Financial Officer and Whole time director

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